EXHIBIT 99.1

Innovation, Science and Economic Development Canada
Corporations Canada

Innovation, Sciences et Développement économique Canada
Corporations Canada

Restated Certificate of Incorporation

Canada Business Corporations Act

Certificat de constitution à jour

Loi canadienne sur les sociétés par actions

TC Energy Corporation
Corporation TC Énergie

Corporate name / Dénomination sociale

414844-4

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of incorporation of the above-named corporation were restated under section 180 of the *Canada Business Corporations Act* as set out in the attached restated articles of incorporation.

JE CERTIFIE que les statuts constitutifs de la société susmentionnée ont été mis à jour en vertu de l'article 180 de la *Loi canadienne sur les sociétés par actions*, tel qu'il est indiqué dans les statuts mis à jour ci-joints.

Hantz Prosper

Director / Directeur

2024-10-01

Date of Restatement (YYYY-MM-DD)
Date de constitution à jour (AAAA-MM-JJ)

Canada

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 7
RESTATED ARTICLES OF INCORPORATION
(Section 180)

1 - Corporate name

TC Energy Corporation / Corporation TC Énergie

2 - Corporation number

0414844 - 4

3 - The province or territory in Canada where the registered office is situated (do not indicate the full address)

Alberta

4 - The classes and any maximum number of shares that the corporation is authorized to issue

See attached Schedule "A".

5 - Restrictions, if any, on share transfers

None.

6 - Minimum and maximum number of directors (for a fixed number of directors, indicate the same number in both boxes)

Minimum number: 8 Maximum number: 15

7 - Restrictions, if any, on the business the corporation may carry on

None.

8 - Other provisions, if any

See attached Schedule "B".

9 - Declaration

I hereby certify that I am a director or authorized officer of the corporation and that these restated articles of incorporation correctly set out, without substantive change, the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation.

Signature: [signature]

Print name: Christine R. Johnston Telephone number: 403-920-2467

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3167E (2020/01) Page 1 of 2

Canada

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Instructions
FORM 7
RESTATED ARTICLES OF INCORPORATION

Filing this application costs $100.

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Restated Articles of Incorporation are used to consolidate, into one document, all the amendments made to a corporation's articles since its creation. The articles must set out, without substantive change, the articles of incorporation as previously amended. The restated articles of incorporation will supersede the original articles of incorporation and all amendments to those articles. If the space available is insufficient, attach a schedule.

Item 4
Set out the details required by paragraph 6(1)(c) of the CBCA, including details of the rights, privileges, restrictions and conditions attached to each class of shares. All shares must be without nominal or par value and must comply with the provisions of Part V of the CBCA.

Item 6
State the number of directors. If cumulative voting is permitted, the number of directors must be fixed.

Item 7
If restrictions are to be placed on the business the corporation may carry on, set out the restrictions.

Item 8
Set out any provisions permitted by the Act or Regulations to be set out in the by-laws of the corporation that are to form part of the articles, including any pre-emptive rights or cumulative voting provisions.

Item 9
This form must be signed by a director or authorized officer of the corporation.

Also include:
Fee payable by credit card (American Express, Visa or MasterCard) or by cheque to the Receiver General for Canada.

For more information, consult the Corporations Canada Website (corporationscanada.ic.gc.ca) or call 1-866-333-5556 (Canada) or (613) 941-9042 (international) .

Send documents:

By e-mail: IC.corporationscanada.IC@canada.ca

By mail: Corporations Canada
235 Queen Street
Ottawa, Ontario K1A 0H5

ISED-ISDE 3167E (2020/01) Page 2 of 2

Canada

SCHEDULE "A" RESTATED ARTICLES OF INCORPORATION TC ENERGY CORPORATION / CORPORATION TC ÉNERGIE (the "Corporation") The classes and any maximum number of shares that the Corporation is authorized to issue: A. an unlimited number of common shares; B. an unlimited number of First Preferred Shares; and C. an unlimited number of Second Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation are set out below. A. COMMON SHARES The common shares of the Corporation shall entitle the holders thereof to one vote at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and shall, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of the Corporation which rank prior to the common shares, entitle the holders thereof to receive (a) dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amount and payable at such times and at such place or places as the Board of Directors may from time to time determine and (b) the remaining property of the Corporation upon a dissolution. B. FIRST PREFERRED SHARES The First Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Issue In Series 1. The directors of the Corporation may at any time and from time to time issue the First Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. Provisions Attaching to the First Preferred Shares 2. The First Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of First Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of First Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment off of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any First Preferred Shares in addition to the First Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the First Preferred Shares; and (m) the right of holders of First Preferred Shares to convert or exchange such shares into shares of any class of the Corporation or into or for any other securities of the Corporation or into or for shares or securities of any other company. Directors' Resolutions 3. The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the First Preferred Shares of each series. Return of Capital 4. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the First Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the First Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the First Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms. Preferences 5. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the First Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the First Preferred Shares in any respect as may be determined in the case of each series of First Preferred Shares authorized to be issued. Purchase for Cancellation 6. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of First Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable) out of capital or otherwise the whole or any part of the First Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of First Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 6 more First Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of First Preferred Shares of such series so tendered by each of the holders of First Preferred Shares who submitted tenders at that price. From and after the date of purchase of any First Preferred Shares under the provisions of this section 6, the shares so purchased shall be cancelled. Redemption 7. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding First Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding First Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the First Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions. Procedure on Redemption 8. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of First Preferred Shares under the provisions of the foregoing section 7, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of First Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such First Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the First Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the First Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada. Such First Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the First Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any First Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such First Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the First Preferred Shares in respect whereof such deposit shall have been made shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Rights to Subscribe to Other Securities 9. The holders of the First Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the First Preferred Shares. Rights to Attend and Vote at Shareholders' Meetings 10. Subject to the provisions of the Canada Business Corporations Act, and except as hereinafter provided, the holders of the First Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of First Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of First Preferred Shares for any period as may be so determined by the directors. Amendments 11. The provisions of the foregoing sections 1 to 10, inclusive, the provisions of this section 11 and the provisions of the following section 12 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act. Sanction by Holders of First Preferred Shares 12. The sanction of holders of the First Preferred Shares or of any series of the First Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the provisions of the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding First Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding First Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of First Preferred Shares or series referred to in this section 12. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held. Cumulative Redeemable First Preferred Shares, Series 1 The first series of First Preferred Shares of the Corporation shall consist of 22,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 1 (the "Series 1 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 1 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 1.92%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 1 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 1 Preferred Shares; (x) "Dividend Payment Date" means the last business day of March, June, September or December in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 1.92%;

(xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Initial Fixed Rate Period" means the period from and including the date of issue of the Series 1 Preferred Shares to but excluding December 31, 2014; (xviii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xix) "Participants" means the participants in the Book-Based System; (xx) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xxi) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxii) "Quarterly Commencement Date" means the last business day of March, June, September and December in each year, commencing December 31, 2014; (xxiii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiv) "Series 1 Conversion Date" means December 31, 2014, and December 31 in every fifth year thereafter; (xxv) "Series 2 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 2 of the Corporation; (xxvi) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including December 31, 2014, to but excluding December 31, 2019, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding December 31 in the fifth year thereafter; (xxvii) "System Operator" means CDS or its nominee or any successor thereof; and (xxviii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90-day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

(b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 1 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During the Initial Fixed Rate Period, the holders of the Series 1 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.15 per share, payable quarterly on each Dividend Payment Date in each year. The first dividend, if declared, shall be payable on December 31, 2009, and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying $1.15 by the number of days in the period from and including the date of issue of the Series 1 Preferred Shares to but excluding December 31, 2009, and dividing that product by 365. (b) During each Subsequent Fixed Rate Period, the holders of the Series 1 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00. (c) On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 1 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 1 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 1 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (d) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (e) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 1 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (f) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation.

(g) The holders of the Series 1 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (9) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 1 Preferred Shares outstanding from time to time: (a) through the facilities of any stock exchange on which the Series 1 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 1 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 1 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 1 Preferred Shares so tendered by each of the holders of Series 1 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 1 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) The Series 1 Preferred Shares shall not be redeemable prior to December 31, 2014. Subject to the provisions of paragraph (9), on December 31, 2014, and on December 31 in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 1 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 1 Preferred Share is $25.00. (b) In any case of redemption of Series 1 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 1 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 1 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 1 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 1 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 1 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 1 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 1 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 1 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 2 Preferred Shares (a) The Series 1 Preferred Shares shall not be convertible prior to December 31, 2014. Holders of Series 1 Preferred Shares shall have the right to convert on each Series 1 Conversion Date, subject to the provisions hereof, all or any of their Series 1 Preferred Shares into Series 2 Preferred Shares on the basis of one Series 2 Preferred Share for each Series 1 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 1 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(c) to the then registered holders of the Series 1 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 1 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 1 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 1 Preferred Shares of the Annual Fixed Dividend Rate for the Series 1 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 2 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(c). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 1 Preferred Shares of the redemption of all of the Series 1 Preferred Shares, then the right of a holder of Series 1 Preferred Shares to convert such Series 1 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 1 Preferred Shares shall not be entitled to convert their shares into Series 2 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 1 Conversion Date less than 1,000,000 Series 2 Preferred Shares, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to all affected registered holders of the Series 1 Preferred Shares at least seven days prior to the applicable Series 1 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 1 Conversion Date, at the expense of the Corporation, to such holders of Series 1 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 1 Preferred Shares, certificates representing the Series 1 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 1 Conversion Date less than 1,000,000 Series 1 Preferred Shares, after having taken into account all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares and all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares, then all of the remaining outstanding Series 1 Preferred Shares shall be converted automatically into Series 2 Preferred Shares on the basis of one Series 2 Preferred Share for each Series 1 Preferred Share on the applicable Series 1 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to the then registered holders of such remaining Series 1 Preferred Shares at least seven days prior to the Series 1 Conversion Date. (e) The conversion right may be exercised by a holder of Series 1 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 1 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 1 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 1 Conversion Date. The Series 1 Conversion Notice shall indicate the number of Series 1 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 2 Preferred Shares are in the Book-Based System, if the Series 2 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 1 Preferred Shares to be converted, the Series 1 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 2 Preferred Shares in some other name or names (the "Series 2 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 2 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 2 Transferee to hold such Series 2 Preferred Shares. (f) If all remaining outstanding Series 1 Preferred Shares are to be converted into Series 2 Preferred Shares on the applicable Series 1 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 1 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 1 Conversion Date into Series 2 Preferred Shares and the holders thereof shall be deemed to be holders of Series 2 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 1 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 1 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 2 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 1 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 2 Preferred Shares registered in the name of the holders of the Series 1 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 1 Preferred Shares of the certificate or certificates for the Series 1 Preferred Shares to be converted. If a part only of such Series 1 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 1 Conversion

Notice, the Series 1 Preferred Shares converted into Series 2 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph (14), to deliver to the holders of the Series 1 Preferred Shares to be converted share certificates representing the Series 2 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 2 Preferred Shares upon conversion of any Series 1 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 2 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 2 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 2 Preferred Shares or is unable to deliver Series 2 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 2 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 2 Preferred Shares, and the Corporation shall attempt to sell such Series 2 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 2 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 2 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 1 Preferred Shares shall be entitled to receive $25.00 per Series 1 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 1 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid, or any property or assets of the Corporation shall be distributed, to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 1 Preferred Shares in any respect. After payment to the holders of the Series 1 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 1 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 1 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 1 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 1 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 1 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 1 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 1 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 1 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 1 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 1 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 1 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 1 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 1 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 1 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 1 Preferred Shares without the prior approval of the holders of the Series 1 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 1 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 1 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 1 Preferred Shares The approval of the holders of the Series 1 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 1 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 1 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 1 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 1 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 1 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 1 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 1 Preferred Shares. Notice of any such original meeting of the holders of the Series 1 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 1 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 1 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 1 Preferred Shares shall be required to pay tax on dividends received on the Series 1 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 1 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 1 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 1 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 1 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book- Based System), and registrations of ownership, transfers, surrenders and conversions of Series 1 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 1 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book- entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 1 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 1 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 1 Preferred Shares or the delivery of Series 2 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 1 Preferred Shares, the cash redemption price for the Series 1 Preferred Shares or certificates for Series 2 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 1 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 1 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 1 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 1 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion, with respect to Series 1 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 1 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 1 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 1 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 1 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 1 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

(16) Amendments The provisions of paragraphs (1) through (15) and of this paragraph (16), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Series 1 Preferred Shares given as specified in paragraph (11) in addition to any other approval required by the Canada Business Corporations Act. Cumulative Redeemable First Preferred Shares, Series 2 The second series of First Preferred Shares of the Corporation shall consist of 22,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 2 (the "Series 2 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 2 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 2 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 1.92%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 2 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 2 Preferred Shares; (x) "Dividend Payment Date" means the last business day of March, June, September or December in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 1.92%;

(xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xviii) "Participants" means the participants in the Book-Based System; (xix) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xx) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxi) "Quarterly Commencement Date" means the last business day of March, June, September and December in each year, commencing December 31, 2014; (xxii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiii) "Series 1 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 1 of the Corporation; (xxiv) "Series 2 Conversion Date" means December 31, 2019, and December 31 in every fifth year thereafter; (xxv) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including December 31, 2014, to but excluding December 31, 2019, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding December 31 in the fifth year thereafter; (xxvi) "System Operator" means CDS or its nominee or any successor thereof; and (xxvii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90-day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation.

(c) If any day on which any dividend on the Series 2 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During each Quarterly Floating Rate Period, the holders of the Series 2 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. (b) On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 2 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 2 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 2 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (c) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (d) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 2 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (e) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (f) The holders of the Series 2 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (9) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 2 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 2 Preferred Shares are listed,

(b) by invitation for tenders addressed to all the holders of record of the Series 2 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 2 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 2 Preferred Shares so tendered by each of the holders of Series 2 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 2 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) Subject to the provisions of paragraph (9), the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 2 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to: (i) $25.00 in the case of a redemption on a Series 2 Conversion Date on or after December 31, 2019, or (ii) $25.50 in the case of a redemption on any other date after December 31, 2014 that is not a Series 2 Conversion Date, (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 2 Preferred Shares have been paid to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 2 Preferred Share is $25.00. (b) In any case of redemption of Series 2 Preferred Shares under the provisions of this paragraph (4), the Corporation shall at least 30 days and not more than 60 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Series 2 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 2 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 2 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 2 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 2 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 2 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the

Series 2 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 2 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 2 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 1 Preferred Shares (a) The Series 2 Preferred Shares shall not be convertible prior to December 31, 2019. Holders of Series 2 Preferred Shares shall have the right to convert on each Series 2 Conversion Date, subject to the provisions hereof, all or any of their Series 2 Preferred Shares into Series 1 Preferred Shares on the basis of one Series 1 Preferred Share for each Series 2 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 2 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(b) to the then registered holders of the Series 2 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 2 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 2 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 2 Preferred Shares of the Annual Fixed Dividend Rate for the Series 1 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 2 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(b). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 2 Preferred Shares of the redemption of all of the Series 2 Preferred Shares, then the right of a holder of Series 2 Preferred Shares to convert such Series 2 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 2 Preferred Shares shall not be entitled to convert their shares into Series 1 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 2 Conversion Date less than 1,000,000 Series 1 Preferred Shares, after having taken into account all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares and all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to all affected registered holders of the Series 2 Preferred Shares at least seven days prior to the applicable Series 2 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 2 Conversion Date, at the expense of the Corporation, to such holders of Series 2 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 2 Preferred Shares, certificates representing the Series 2 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 2 Conversion Date less than 1,000,000 Series 2 Preferred Shares, after having taken into account all Series 2 Preferred Shares tendered for conversion into Series 1 Preferred Shares and all Series 1 Preferred Shares tendered for conversion into Series 2 Preferred Shares, then all of the remaining outstanding Series 2 Preferred Shares shall be converted automatically into Series 1 Preferred Shares on the basis of one Series 1 Preferred Share for each Series 2 Preferred Share on the applicable Series 2 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to the then registered holders of such remaining Series 2 Preferred Shares at least seven days prior to the Series 2 Conversion Date. (e) The conversion right may be exercised by a holder of Series 2 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 2 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 2 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 2 Conversion Date. The Series 2 Conversion Notice shall indicate the number of Series 2 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 1 Preferred Shares are in the Book-Based System, if the Series 1 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 2 Preferred Shares to be converted, the Series 2 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 1 Preferred Shares in some other name or names (the "Series 2 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 2 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 2 Transferee to hold such Series 1 Preferred Shares. (f) If all remaining outstanding Series 2 Preferred Shares are to be converted into Series 1 Preferred Shares on the applicable Series 2 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 2 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 2 Conversion Date into Series 1 Preferred Shares and the holders thereof shall be deemed to he holders of Series 1 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 2 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 2 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 1 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 2 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 1 Preferred Shares registered in the name of the holders of the Series 2 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 2 Preferred Shares of the certificate or certificates for the Series 2 Preferred Shares to be converted. If a part only of such Series 2 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 2

Conversion Notice, the Series 2 Preferred Shares converted into Series 1 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation, subject to paragraph (14), shall fail to deliver to the holders of the Series 2 Preferred Shares to be converted share certificates representing the Series 1 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 1 Preferred Shares upon conversion of any Series 2 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 1 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 1 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 1 Preferred Shares or is unable to deliver Series 1 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 1 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of; any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 1 Preferred Shares, and the Corporation shall attempt to sell such Series 1 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 1 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 1 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 2 Preferred Shares shall be entitled to receive $25.00 per Series 2 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 2 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid, or any property or assets of the Corporation shall be distributed, to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 2 Preferred Shares in any respect. After payment to the holders of the Series 2 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 2 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 2 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 2 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 2 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 2 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 2 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 2 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 2 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 2 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 2 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 2 Preferred Shares with respect to payment of dividends, or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 2 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 2 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 2 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 2 Preferred Shares without the prior approval of the holders of the Series 2 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 2 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 2 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 2 Preferred Shares The approval of the holders of the Series 2 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 2 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 2 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 2 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 2 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 2 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 2 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 2 Preferred Shares, Notice of any such original meeting of the holders of the Series 2 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 2 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 2 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 2 Preferred Shares shall be required to pay tax on dividends received on the Series 2 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 2 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 2 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 2 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 2 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 2 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14) no beneficial holder of Series 2 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 2 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 2 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 2 Preferred Shares or the delivery of Series 2 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 2 Preferred Shares, the cash redemption price for the Series 2 Preferred Shares or certificates for Series 2 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 2 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 2 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 2 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 2 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no farther effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion with respect to Series 2 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 2 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 2 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 2 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 2 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 2 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the

Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions of paragraphs (1) through (15) and of this paragraph (16), or any of them, may be deleted, varied, modified, amended or amplified by articles of amendment only with the prior approval of the holders of the Series 2 Preferred Shares given as specified in paragraph (11) in addition to any other approval required by the Canada Business Corporations Act. Cumulative Redeemable First Preferred Shares, Series 3 The third series of First Preferred Shares of the Corporation shall consist of 14,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 3 (the "Series 3 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 3 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 3 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 1.28%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 3 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 3 Preferred Shares; (x) "Dividend Payment Date" means the last Business Day of March, June, September or December in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 1.28%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Initial Fixed Rate Period" means the period from and including the date of issue of the Series 3 Preferred Shares to but excluding June 30, 2015; (xviii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xix) "Participants" means the participants in the Book-Based System; (xx) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xxi) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxii) "Quarterly Commencement Date" means the last Business Day of March, June, September and December in each year, commencing June 30, 2015; (xxiii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiv) "Series 3 Conversion Date" means June 30, 2015, and June 30 in every fifth year thereafter; (xxv) "Series 4 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 4 of the Corporation; (xxvi) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including June 30, 2015, to but excluding June 30, 2020, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding June 30 in the fifth year thereafter; (xxvii) "System Operator" means CDS or its nominee or any successor thereof; and

(xxviii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 3 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During the Initial Fixed Rate Period, the holders of the Series 3 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.00 per share, payable quarterly on each Dividend Payment Date in each year. The first dividend, if declared, shall be payable on June 30, 2010, and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying $1.00 by the number of days in the period from and including the date of issue of the Series 3 Preferred Shares to but excluding June 30, 2010, and dividing that product by 365. (b) During each Subsequent Fixed Rate Period, the holders of the Series 3 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00. (c) On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 3 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 3 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 3 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (d) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (e) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 3 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (f) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (g) The holders of the Series 3 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (9) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 3 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 3 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 3 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 3 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 3 Preferred Shares so tendered by each of the holders of Series 3 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 3 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) The Series 3 Preferred Shares shall not be redeemable prior to June 30, 2015. Subject to the provisions of paragraph (9), on June 30, 2015, and on June 30 in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 3 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon to but excluding the date fix ed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 3 Preferred Share is $25.00. (b) In any case of redemption of Series 3 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 3 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 3 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 3 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 3 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 3 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 3 Preferred Shares shall then be and be deemed to be redeemed and shall be resto red to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 3 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 3 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 3 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 3 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 3 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 4 Preferred Shares (a) The Series 3 Preferred Shares shall not be convertible prior to June 30, 2015. Holders of Series 3 Preferred Shares shall have the right to convert on each Series 3 Conversion Date, subject to the provisions hereof, all or any of their Series 3 Preferred Shares into Series 4 Preferred Shares on the basis of one Series 4 Preferred Share for each Series 3 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 3 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(c) to the then registered holders of the Series 3 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 3 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 3 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 3 Preferred Shares of the Annual Fixed Dividend Rate for the Series 3 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 4 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(c). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 3 Preferred Shares of the redemption of all of the Series 3 Preferred Shares, then the right of a holder of Series 3 Preferred Shares to convert such Series 3 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 3 Preferred Shares shall not be entitled to convert their shares into Series 4 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 3 Conversion Date less than 1,000,000 Series 4 Preferred Shares, after having taken into account all Series 3

Preferred Shares tendered for conversion into Series 4 Preferred Shares and all Series 4 Preferred Shares tendered for conversion into Series 3 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to all affected registered holders of the Series 3 Preferred Shares at least seven days prior to the applicable Series 3 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 3 Conversion Date, at the expense of the Corporation, to such holders of Series 3 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 3 Preferred Shares, certificates representing the Series 3 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 3 Conversion Date less than 1,000,000 Series 3 Preferred Shares, after having taken into account all Series 3 Preferred Shares tendered for conversion into Series 4 Preferred Shares and all Series 4 Preferred Shares tendered for conversion into Series 3 Preferred Shares, then all of the remaining outstanding Series 3 Preferred Shares shall be converted automatically into Series 4 Preferred Shares on the basis of one Series 4 Preferred Share for each Series 3 Preferred Share on the applicable Series 3 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to the then registered holders of such remaining Series 3 Preferred Shares at least seven days prior to the Series 3 Conversion Date. (e) The conversion right may be exercised by a holder of Series 3 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 3 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 3 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 3 Conversion Date. The Series 3 Conversion Notice shall indicate the number of Series 3 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 4 Preferred Shares are in the Book-Based System, if the Series 4 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 3 Preferred Shares to be converted, the Series 3 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 4 Preferred Shares in some other name or names (the "Series 4 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 4 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 4 Transferee to hold such Series 4 Preferred Shares. (f) If all remaining outstanding Series 3 Preferred Shares are to be converted into Series 4 Preferred Shares on the applicable Series 3 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 3 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 3 Conversion Date into Series 4 Preferred Shares and the holders thereof shall be deemed to be holders of Series 4 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 3 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 3 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 4 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 3 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 4 Preferred Shares registered in the name of the holders of the Series 3 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 3 Preferred Shares of the certificate or certificates for the Series 3 Preferred Shares to be converted. If only a part of such

Series 3 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 4 Conversion Notice, the Series 3 Preferred Shares converted into Series 4 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph (14), to deliver to the holders of the Series 3 Preferred Shares to be converted share certificates representing the Series 4 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 4 Preferred Shares upon conversion of any Series 3 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 4 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 4 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 4 Preferred Shares or is unable to deliver Series 4 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 4 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 4 Preferred Shares, and the Corporation shall attempt to sell such Series 4 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 4 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 4 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 3 Preferred Shares shall be entitled to receive $25.00 per Series 3 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 3 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 3 Preferred Shares in any respect. After payment to the holders of the Series 3 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 3 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 3 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 3 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 3 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 3 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 3 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 3 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 3 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 3 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 3 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 3 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 3 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 3 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 3 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 3 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 3 Preferred Shares without the prior approval of the holders of the Series 3 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 3 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 3 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 3 Preferred Shares The approval of the holders of the Series 3 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 3 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 3 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 3 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 3 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 3 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 3 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 3 Preferred Shares. Notice of any such original meeting of the holders of the Series 3 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 3 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 3 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 3 Preferred Shares shall be required to pay tax on dividends received on the Series 3 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 3 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 3 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 3 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 3 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the

Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 3 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 3 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 3 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 3 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 3 Preferred Shares or the delivery of Series 4 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 3 Preferred Shares, the cash redemption price for the Series 3 Preferred Shares or certificates for Series 4 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 3 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 3 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 3 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 3 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion, with respect to Series 3 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 3 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 3 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 3 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 3 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 3 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 3 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 3 Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 4 The fourth series of First Preferred Shares of the Corporation shall consist of 14,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 4 (the "Series 4 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 4 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 4 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 1.28%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 4 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 4 Preferred Shares; (x) "Dividend Payment Date" means the last Business Day of March, June, September or December in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period;

(xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 1.28%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xviii) "Participants" means the participants in the Book-Based System; (xix) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xx) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxi) "Quarterly Commencement Date" means the last Business Day of March, June, September and December in each year, commencing June 30, 2015; (xxii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiii) "Series 3 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 3 of the Corporation; (xxiv) "Series 4 Conversion Date" means June 30, 2020, and June 30 in every fifth year thereafter; (xxv) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including June 30, 2015, to but excluding June 30, 2020, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding June 30 in the fifth year thereafter; (xxvi) "System Operator" means CDS or its nominee or any successor thereof; and

(xxvii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 4 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During each Quarterly Floating Rate Period, the holders of the Series 4 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. (b) On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 4 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 4 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 4 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (c) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (d) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 4 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (e) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (f) The holders of the Series 4 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2).

(3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (9) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 4 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 4 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 4 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 4 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 4 Preferred Shares so tendered by each of the holders of Series 4 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 4 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) Subject to the provisions of paragraph (9), the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 4 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to (i) $25.00 in the case of a redemption on a Series 4 Conversion Date on or after June 30, 2020 , or (ii) $25.50 in the case of a redemption on any other date after June 30, 2015 that is not a Series 4 Conversion Date, (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 4 Preferred Shares have been paid to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 4 Preferred Share is $25.00. (b) In any case of redemption of Series 4 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 4 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 4 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 4 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 4 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 4 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 4 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 4 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 4 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 4 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 4 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 4 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 3 Preferred Shares (a) The Series 4 Preferred Shares shall not be convertible prior to June 30, 2020. Holders of Series 4 Preferred Shares shall have the right to convert on each Series 4 Conversion Date, subject to the provisions hereof, all or any of their Series 4 Preferred Shares into Series 3 Preferred Shares on the basis of one Series 3 Preferred Share for each Series 4 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 4 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(b) to the then registered holders of the Series 4 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 4 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 4 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 4 Preferred Shares of the Annual Fixed Dividend Rate for the Series 3 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 4 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(b). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 4 Preferred Shares of the redemption of all of the Series 4 Preferred Shares, then the right of a holder of Series 4 Preferred Shares to convert such Series 4 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5).

(c) Holders of Series 4 Preferred Shares shall not be entitled to convert their shares into Series 3 Preferred Shares if th e Corporation determines that there would remain outstanding on a Series 4 Conversion Date less than 1,000,000 Series 3 Preferred Shares, after having taken into account all Series 4 Preferred Shares tendered for conversion into Series 3 Preferred Shares and all Series 3 Preferred Shares tendered for conversion into Series 4 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to all affected registered holders of the Series 4 Preferred Shares at least seven days prior to the applicable Series 4 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 4 Conversion Date, at the expense of the Corporation, to such holders of Series 4 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 4 Preferred Shares, certificates representing the Series 4 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 4 Conversion Date less than 1,000,000 Series 4 Preferred Shares, after having taken into account all Series 4 Preferred Shares tendered for conversion into Series 3 Preferred Shares and all Series 3 Preferred Shares tendered for conversion into Series 4 Preferred Shares, then all of the remaining outstanding Series 4 Preferred Shares shall be converted automatically into Series 3 Preferred Shares on the basis of one Series 3 Preferred Share for each Series 4 Preferred Share on the applicable Series 4 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to the then registered holders of such remaining Series 4 Preferred Shares at least seven days prior to the Series 4 Conversion Date. (e) The conversion right may be exercised by a holder of Series 4 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 4 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 4 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 4 Conversion Date. The Series 4 Conversion Notice shall indicate the number of Series 4 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 3 Preferred Shares are in the Book-Based System, if the Series 3 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 4 Preferred Shares to be converted, the Series 4 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 3 Preferred Shares in some other name or names (the "Series 4 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 4 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 4 Transferee to hold such Series 3 Preferred Shares. (f) If all remaining outstanding Series 4 Preferred Shares are to be converted into Series 3 Preferred Shares on the applicable Series 4 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 4 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 4 Conversion Date into Series 3 Preferred Shares and the holders thereof shall be deemed to be holders of Series 3 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 4 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 4 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 3 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 4 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 3 Preferred Shares registered in the name of the holders of the Series 4 Preferred

Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 4 Preferred Shares of the certificate or certificates for the Series 4 Preferred Shares to be converted. If only a part of such Series 4 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 4 Conversion Notice, the Series 4 Preferred Shares converted into Series 3 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation, subject to paragraph (14) shall fail to deliver to the holders of the Series 4 Preferred Shares to be converted share certificates representing the Series 3 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 3 Preferred Shares upon conversion of any Series 4 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 3 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 3 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 3 Preferred Shares or is unable to deliver Series 3 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 3 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of; any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 3 Preferred Shares, and the Corporation shall attempt to sell such Series 3 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 3 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 3 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 4 Preferred Shares shall be entitled to receive $25.00 per Series 4 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 4 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 4 Preferred Shares in any respect. After payment to the holders of the Series 4 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 4 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 4 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 4 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 4 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 4 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 4 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 4 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 4 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 4 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 4 Preferred Shares are outstanding the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 4 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 4 Preferred Shares with respect to payment of dividends, or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 4 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 4 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 4 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 4 Preferred Shares without the prior approval of the holders of the Series 4 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 4 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 4 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 4 Preferred Shares The approval of the holders of the Series 4 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 4 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 4 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 4 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 4 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 4 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 4 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 4 Preferred Shares, Notice of any such original meeting of the holders of the Series 4 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 4 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 4 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 4 Preferred Shares shall be required to pay tax on dividends received on the Series 4 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 4 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 4 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after- tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 4 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 4

Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book- Based System), and registrations of ownership, transfers, surrenders and conversions of Series 4 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 4 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book- entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 4 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 4 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 4 Preferred Shares or the delivery of Series 3 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 4 Preferred Shares, the cash redemption price for the Series 4 Preferred Shares or certificates for Series 3 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 4 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 4 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 4 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 4 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no farther effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion with respect to Series 4 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 4 Preferred Shares, the Corporation may, a t its option, make any payment due to registered holders of Series 4 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 4 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 4 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the

Corporation does not receive account particulars from a registered holder of Series 4 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 4 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which t he Series 4 Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 5 The fifth series of First Preferred Shares of the Corporation shall consist of 14,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 5 (the "Series 5 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 5 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 5 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 1.54%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 5 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 5 Preferred Shares; (x) "Dividend Payment Date" means the 30th day of January, April, July or October in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation;

(xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 1.54%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Initial Fixed Rate Period" means the period from and including the date of issue of the Series 5 Preferred Shares to but excluding January 30, 2016; (xviii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xix) "Participants" means the participants in the Book-Based System; (xx) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xxi) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxii) "Quarterly Commencement Date" means the 30th day of January, April, July and October in each year, commencing January 30, 2016; (xxiii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiv) "Series 5 Conversion Date" means January 30, 2016, and January 30 in every fifth year thereafter; (xxv) "Series 6 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 6 of the Corporation; (xxvi) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including January 30, 2016, to but excluding January 30, 2021, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding January 30 in the fifth year thereafter; (xxvii) "System Operator" means CDS or its nominee or any successor thereof; and (xxviii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (xxix) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (b) If any day on which any dividend on the Series 5 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During the Initial Fixed Rate Period, the holders of the Series 5 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.10 per share, payable quarterly on each Dividend Payment Date in each year. The first dividend, if declared, shall be payable on November 1, 2010, and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying $1.10 by the number of days in the period from and including the date of issue of the Series 5 Preferred Shares to but excluding October 30, 2010, and dividing that product by 365. (b) During each Subsequent Fixed Rate Period, the holders of the Series 5 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00. (c) On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 5 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 5 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 5 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (d) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (e) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 5 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (f) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (g) The holders of the Series 5 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (9) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 5 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 5 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 5 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 5 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 5 Preferred Shares so tendered by each of the holders of Series 5 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 5 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) The Series 5 Preferred Shares shall not be redeemable prior to January 30, 2016. Subject to the provisions of paragraph (9), on January 30, 2016, and on January 30 in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 5 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 5 Preferred Share is $25.00. (b) In any case of redemption of Series 5 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 5 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 5 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 5

Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 5 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 5 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 5 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 5 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 5 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 5 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 5 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 5 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 6 Preferred Shares (a) The Series 5 Preferred Shares shall not be convertible prior to January 30, 2016. Holders of Series 5 Preferred Shares shall have the right to convert on each Series 5 Conversion Date, subject to the provisions hereof, all or any of their Series 5 Preferred Shares into Series 6 Preferred Shares on the basis of one Series 6 Preferred Share for each Series 5 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 5 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(c) to the then registered holders of the Series 5 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 5 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 5 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 5 Preferred Shares of the Annual Fixed Dividend Rate for the Series 5 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 6 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(c).

(b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 5 Preferred Shares of the redemption of all of the Series 5 Preferred Shares, then the right of a holder of Series 5 Preferred Shares to convert such Series 5 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 5 Preferred Shares shall not be entitled to convert their shares into Series 6 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 5 Conversion Date less than 1,000,000 Series 6 Preferred Shares, after having taken into account all Series 5 Preferred Shares tendered for conversion into Series 6 Preferred Shares and all Series 6 Preferred Shares tendered for conversion into Series 5 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to all affected registered holders of the Series 5 Preferred Shares at least seven days prior to the applicable Series 5 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 5 Conversion Date, at the expense of the Corporation, to such holders of Series 5 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 5 Preferred Shares, certificates representing the Series 5 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 5 Conversion Date less than 1,000,000 Series 5 Preferred Shares, after having taken into account all Series 5 Preferred Shares tendered for conversion into Series 6 Preferred Shares and all Series 6 Preferred Shares tendered for conversion into Series 5 Preferred Shares, then all of the remaining outstanding Series 5 Preferred Shares shall be converted automatically into Series 6 Preferred Shares on the basis of one Series 6 Preferred Share for each Series 5 Preferred Share on the applicable Series 5 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to the then registered holders of such remaining Series 5 Preferred Shares at least seven days prior to the Series 5 Conversion Date. (e) The conversion right may be exercised by a holder of Series 5 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 5 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 5 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 5 Conversion Date. The Series 5 Conversion Notice shall indicate the number of Series 5 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 6 Preferred Shares are in the Book-Based System, if the Series 6 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 5 Preferred Shares to be converted, the Series 5 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 6 Preferred Shares in some other name or names (the "Series 6 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 6 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 6 Transferee to hold such Series 6 Preferred Shares. (f) If all remaining outstanding Series 5 Preferred Shares are to be converted into Series 6 Preferred Shares on the applicable Series 5 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 5 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 5 Conversion Date into Series 6 Preferred Shares and the holders thereof shall be deemed to be holders of Series 6 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 5 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 5 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 6 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 5 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 6 Preferred Shares registered in the name of the holders of the Series 5 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 5 Preferred Shares of the certificate or certificates for the Series 5 Preferred Shares to be converted. If only a part of such Series 5 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 6 Conversion Notice, the Series 5 Preferred Shares converted into Series 6 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph (14), to deliver to the holders of the Series 5 Preferred Shares to be converted share certificates representing the Series 6 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 6 Preferred Shares upon conversion of any Series 5 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 6 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 6 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 6 Preferred Shares or is unable to deliver Series 6 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 6 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 6 Preferred Shares, and the Corporation shall attempt to sell such Series 6 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 6 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 6 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 5 Preferred Shares shall be entitled to receive $25.00 per Series 5 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 5 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 5 Preferred Shares in any respect. After payment to the holders of the Series 5 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 5 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 5 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 5 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 5 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 5 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 5 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 5 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 5 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 5 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 5 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 5 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 5 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 5 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 5 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 5 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 5 Preferred Shares without the prior approval of the holders of the Series 5 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 5 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 5 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval.

(11) Sanction by Holders of Series 5 Preferred Shares The approval of the holders of the Series 5 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 5 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 5 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 5 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 5 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 5 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 5 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 5 Preferred Shares. Notice of any such original meeting of the holders of the Series 5 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 5 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 5 Preferred Shares held by such holder (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 5 Preferred Shares shall be required to pay tax on dividends received on the Series 5 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 5 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 5 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 5 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 5 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 5 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 5 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 5 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 5 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 5 Preferred Shares or the delivery of Series 6 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 5 Preferred Shares, the cash redemption price for the Series 5 Preferred Shares or certificates for Series 6 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 5 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 5 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 5 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 5 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion, with respect to Series 5 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail.

(15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 5 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 5 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 5 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 5 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 5 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 5 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 5 Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 6 The sixth series of First Preferred Shares of the Corporation shall consist of 14,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 6 (the "Series 6 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 6 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 6 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 1.54%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 6 Preferred Shares held through the Book-Based System;

(vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 6 Preferred Shares; (x) "Dividend Payment Date" means the 30th day of January, April, July or October in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 1.54%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xviii) "Participants" means the participants in the Book-Based System; (xix) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xx) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxi) "Quarterly Commencement Date" means the 30th day of January, April, July and October in each year, commencing January 30, 2016; (xxii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date;

(xxiii) "Series 5 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 5 of the Corporation; (xxiv) "Series 6 Conversion Date" means January 30, 2021, and January 30 in every fifth year thereafter; (xxv) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including January 30, 2016, to but excluding January 30, 2021, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding January 30 in the fifth year thereafter; (xxvi) "System Operator" means CDS or its nominee or any successor thereof; and (xxvii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 6 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During each Quarterly Floating Rate Period, the holders of the Series 6 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. (b) On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 6 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 6 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 6 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (c) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (d) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 6 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (e) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (f) The holders of the Series 6 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (9) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 6 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 6 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 6 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 6 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 6 Preferred Shares so tendered by each of the holders of Series 6 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 6 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) Subject to the provisions of paragraph (9), the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 6 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to (i) $25.00 in the case of a redemption on a Series 6 Conversion Date on or after January 30, 2021, or (ii) $25.50 in the case of a redemption on any other date after January 30, 2016 that is not a Series 6 Conversion Date, (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 6 Preferred Shares have been paid to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 6 Preferred Share is $25.00. (b) In any case of redemption of Series 6 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 6 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 6 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 6 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 6 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 6 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 6 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 6 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 6 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 6 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 6 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 6 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 5 Preferred Shares (a) The Series 6 Preferred Shares shall not be convertible prior to January 30, 2021. Holders of Series 6 Preferred Shares shall have the right to convert on each Series 6 Conversion Date, subject to the provisions hereof, all or any of their Series 6 Preferred Shares into Series 5 Preferred Shares on the basis of one Series 5 Preferred Share for each Series 6 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 6 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(b) to the then registered holders of the Series 6 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 6 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 6 Conversion Date, the

Corporation shall give notice in writing to the then registered holders of the Series 6 Preferred Shares of the Annual Fixed Dividend Rate for the Series 5 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 6 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(b). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 6 Preferred Shares of the redemption of all of the Series 6 Preferred Shares, then the right of a holder of Series 6 Preferred Shares to convert such Series 6 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 6 Preferred Shares shall not be entitled to convert their shares into Series 5 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 6 Conversion Date less than 1,000,000 Series 5 Preferred Shares, after having taken into account all Series 6 Preferred Shares tendered for conversion into Series 5 Preferred Shares and all Series 5 Preferred Shares tendered for conversion into Series 6 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to all affected registered holders of the Series 6 Preferred Shares at least seven days prior to the applicable Series 6 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 6 Conversion Date, at the expense of the Corporation, to such holders of Series 6 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 6 Preferred Shares, certificates representing the Series 6 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 6 Conversion Date less than 1,000,000 Series 6 Preferred Shares, after having taken into account all Series 6 Preferred Shares tendered for conversion into Series 5 Preferred Shares and all Series 5 Preferred Shares tendered for conversion into Series 6 Preferred Shares, then all of the remaining outstanding Series 6 Preferred Shares shall be converted automatically into Series 5 Preferred Shares on the basis of one Series 5 Preferred Share for each Series 6 Preferred Share on the applicable Series 6 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to the then registered holders of such remaining Series 6 Preferred Shares at least seven days prior to the Series 6 Conversion Date. (e) The conversion right may be exercised by a holder of Series 6 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 6 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 6 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 6 Conversion Date. The Series 6 Conversion Notice shall indicate the number of Series 6 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 5 Preferred Shares are in the Book-Based System, if the Series 5 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 6 Preferred Shares to be converted, the Series 6 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 5 Preferred Shares in some other name or names (the "Series 6 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 6 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 6 Transferee to hold such Series 5 Preferred Shares. (f) If all remaining outstanding Series 6 Preferred Shares are to be converted into Series 5 Preferred Shares on the applicable Series 6 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 6 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 6 Conversion Date into Series 5 Preferred Shares and the holders thereof shall be deemed to be holders of Series 5 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 6 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 6 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 5 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 6 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 5 Preferred Shares registered in the name of the holders of the Series 6 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 6 Preferred Shares of the certificate or certificates for the Series 6 Preferred Shares to be converted. If only a part of such Series 6 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 6 Conversion Notice, the Series 6 Preferred Shares converted into Series 5 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation, subject to paragraph (14) shall fail to deliver to the holders of the Series 6 Preferred Shares to be converted share certificates representing the Series 5 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 5 Preferred Shares upon conversion of any Series 6 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 5 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (i) the issuing of such Series 5 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (ii) for any reason beyond its control, the Corporation is unable to issue Series 5 Preferred Shares or is unable to deliver Series 5 Preferred Shares. (j) The Corporation reserves the right not to deliver Series 5 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 5 Preferred Shares, and the Corporation shall attempt to sell such Series 5 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 5 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 5 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 6 Preferred Shares shall be entitled to receive $25.00 per Series 6 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 6 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 6 Preferred Shares in any respect. After payment to the holders of the Series 6 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 6 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 6 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 6 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 6 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 6 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 6 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 6 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 6 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 6 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 6 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 6 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 6 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 6 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 6 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 6 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 6 Preferred Shares without the prior approval of the holders of the Series 6 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 6 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 6 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 6 Preferred Shares The approval of the holders of the Series 6 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 6 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 6 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 6 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 6 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 6 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 6 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 6 Preferred Shares, Notice of any such original meeting of the holders of the Series 6 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 6 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 6 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 6 Preferred Shares shall be required to pay tax on dividends received on the Series 6 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 6 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 6 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after- tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 6 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 6 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 6 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 6 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 6 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 6 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 6 Preferred Shares or the delivery of Series 5 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 6 Preferred Shares, the cash redemption price for the Series 6 Preferred Shares or certificates for Series 5 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 6 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 6 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 6 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 6 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion with respect to Series 6 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 6 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 6 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 6 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 6 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 6 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 6 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 6 Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 7 The seventh series of First Preferred Shares of the Corporation shall consist of 24,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 7 (the "Series 7 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 7 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 7 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 2.38%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share;

(v) "Book-Entry Shares" means the Series 7 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 7 Preferred Shares; (x) "Dividend Payment Date" means the 30th day of January, April, July or October in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 2.38%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Initial Fixed Rate Period" means the period from and including the date of issue of the Series 7 Preferred Shares to but excluding April 30, 2019; (xviii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xix) "Participants" means the participants in the Book-Based System; (xx) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xxi) "Quarter" means a three-month period ending on a Dividend Payment Date;

(xxii) "Quarterly Commencement Date" means the 30th day of January, April, July and October in each year, commencing April 30, 2019; (xxiii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiv) "Series 7 Conversion Date" means April 30, 2019, and April 30 in every fifth year thereafter; (xxv) "Series 8 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 8 of the Corporation; (xxvi) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including April 30, 2019, to but excluding April 30, 2024, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding April 30 in the fifth year thereafter; (xxvii) "System Operator" means CDS or its nominee or any successor thereof; and (xxviii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 7 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During the Initial Fixed Rate Period, the holders of the Series 7 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.00 per share, payable quarterly on each Dividend Payment Date in each year. The first dividend, if declared, shall be payable on April 30, 2013 and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying $1.00 by the number of days in the period from and including the date of issue of the Series 7 Preferred Shares to but excluding April 30, 2013, and dividing that product by 365. (b) During each Subsequent Fixed Rate Period, the holders of the Series 7 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00. (c) On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 7 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 7 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 7 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (d) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (e) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 7 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (f) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (g) The holders of the Series 7 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 7 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 7 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 7 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 7 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 7 Preferred Shares so tendered by each of the holders of Series 7 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 7 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) The Series 7 Preferred Shares shall not be redeemable prior to April 30, 2019. Subject to the provisions of paragraph (8), on April 30, 2019, and on April 30, in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 7 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 7 Preferred Share is $25.00. (b) In any case of redemption of Series 7 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 7 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 7 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 7 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 7 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 7 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada. Such Series 7 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 7 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 7 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 7 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 7 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 7 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 8 Preferred Shares (a) The Series 7 Preferred Shares shall not be convertible prior to April 30, 2019. Holders of Series 7 Preferred Shares shall have the right to convert on each Series 7 Conversion Date, subject to the provisions hereof, all or any of their Series 7 Preferred Shares into Series 8 Preferred Shares on the basis of one Series 8 Preferred Share for each Series 7 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 7 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(c) to the then registered holders of the Series 7 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 7 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 7 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 7 Preferred Shares of the Annual Fixed Dividend Rate for the Series 7 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 8 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(c). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 7 Preferred Shares of the redemption of all of the Series 7 Preferred Shares, then the right of a holder of Series 7 Preferred Shares to convert such Series 7 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 7 Preferred Shares shall not be entitled to convert their shares into Series 8 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 7 Conversion Date less than 1,000,000 Series 8 Preferred Shares, after having taken into account all Series 7 Preferred Shares tendered for conversion into Series 8 Preferred Shares and all Series 8 Preferred Shares tendered for conversion into Series 7 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to all affected registered holders of the Series 7 Preferred Shares at least seven days prior to the applicable Series 7 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 7 Conversion Date, at the expense of the Corporation, to such holders of Series 7 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 7 Preferred Shares, certificates representing the Series 7 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 7 Conversion Date less than 1,000,000 Series 7 Preferred Shares, after having taken into account all Series 7 Preferred Shares tendered for conversion into Series 8 Preferred Shares and all Series 8 Preferred Shares tendered for conversion into Series 7 Preferred Shares, then all of the remaining outstanding Series 7 Preferred Shares shall be converted automatically into Series 8 Preferred Shares on the basis of one Series 8 Preferred Share for each Series 7 Preferred Share on the applicable Series 7 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to the then registered holders of such remaining Series 7 Preferred Shares at least seven days prior to the Series 7 Conversion Date. (e) The conversion right may be exercised by a holder of Series 7 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 7 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 7 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 7 Conversion Date. The Series 7 Conversion Notice shall indicate the number of Series 7 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 8 Preferred Shares are in the Book-Based System, if the Series 8 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 7 Preferred Shares to be converted, the Series 7 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 8 Preferred Shares in some other name or names (the "Series 8 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 8 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 8 Transferee to hold such Series 8 Preferred Shares. (f) If all remaining outstanding Series 7 Preferred Shares are to be converted into Series 8 Preferred Shares on the applicable Series 7 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 7 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 7 Conversion Date into Series 8 Preferred Shares and the holders thereof shall be deemed to be holders of Series 8 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 7 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 7 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 8 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 7 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 8 Preferred Shares registered in the name of the holders of the Series 7 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 7 Preferred Shares of the certificate or certificates for the Series 7 Preferred Shares to be converted. If only a part of such Series 7 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 7 Conversion Notice, the Series 7 Preferred Shares converted into Series 8 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph (14), to deliver to the holders of the Series 7 Preferred Shares to be converted share certificates representing the Series 8 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 8 Preferred Shares upon conversion of any Series 7 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 8 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (i) the issuing of such Series 8 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (ii) for any reason beyond its control, the Corporation is unable to issue Series 8 Preferred Shares or is unable to deliver Series 8 Preferred Shares. (j) The Corporation reserves the right not to deliver Series 8 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 8 Preferred Shares, and the Corporation shall attempt to sell such Series 8 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 8 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 8 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 7 Preferred Shares shall be entitled to receive $25.00 per Series 7 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 7 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 7 Preferred Shares in any respect. After payment to the holders of the Series 7 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 7 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 7 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 7 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 7 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 7 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 7 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 7 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 7 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 7 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 7 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 7 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 7 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 7 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 7 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 7 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 7 Preferred Shares without the prior approval of the holders of the Series 7 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 7 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 7 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval.

(11) Sanction by Holders of Series 7 Preferred Shares The approval of the holders of the Series 7 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 7 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 7 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 7 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 7 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 7 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 7 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 7 Preferred Shares. Notice of any such original meeting of the holders of the Series 7 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 7 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 7 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 7 Preferred Shares shall be required to pay tax on dividends received on the Series 7 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 7 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 7 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 7 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 7 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 7 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 7 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 7 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 7 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 7 Preferred Shares or the delivery of Series 8 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 7 Preferred Shares, the cash redemption price for the Series 7 Preferred Shares or certificates for Series 8 Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' Series 7 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 7 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 7 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 7 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion, with respect to Series 7 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 7 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 7 Preferred

Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 7 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 7 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 7 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 7 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 7 Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 8 The eighth series of First Preferred Shares of the Corporation shall consist of 24,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 8 (the "Series 8 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 8 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 8 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 2.38%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 8 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof;

(viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 8 Preferred Shares; (x) "Dividend Payment Date" means the 30th day of January, April, July or October in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 2.38%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xviii) "Participants" means the participants in the Book-Based System; (xix) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xx) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxi) "Quarterly Commencement Date" means the 30th day of January, April, July and October in each year, commencing April 30, 2019; (xxii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiii) "Series 7 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 7 of the Corporation; (xxiv) "Series 8 Conversion Date" means April 30, 2024, and April 30 in every fifth year thereafter;

(xxv) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including April 30, 2019, to but excluding April 30, 2024, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding April 30 in the fifth year thereafter; (xxvi) "System Operator" means CDS or its nominee or any successor thereof; and (xxvii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 8 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During each Quarterly Floating Rate Period, the holders of the Series 8 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. (b) On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 8 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 8 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 8 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (c) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (d) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 8 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend.

(e) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (f) The holders of the Series 8 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 8 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 8 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 8 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 8 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 8 Preferred Shares so tendered by each of the holders of Series 8 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 8 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) Subject to the provisions of paragraph (8), the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 8 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to (i) $25.00 in the case of a redemption on a Series 8 Conversion Date on or after April 30, 2024, or (ii) $25.50 in the case of redemption on any other date after April 30, 2019 that is not a Series 8 Conversion Date, (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 8 Preferred Shares have been paid to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 8 Preferred Share is $25.00. (b) In any case of redemption of Series 8 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 8 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 8 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 8 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 8 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 8 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada. Such Series 8 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 8 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 8 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 8 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 8 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 8 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 7 Preferred Shares (a) The Series 8 Preferred Shares shall not be convertible prior to April 30, 2024. Holders of Series 8 Preferred Shares shall have the right to convert on each Series 8 Conversion Date, subject to the provisions hereof, all or any of their Series 8 Preferred Shares into Series 7 Preferred Shares on the basis of one Series 7 Preferred Share for each Series 8 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 8 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(b) to the then registered holders of the Series 8 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 8 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 8 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 8 Preferred Shares of the Annual Fixed Dividend Rate for the Series 7 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 8 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(b).

(b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 8 Preferred Shares of the redemption of all of the Series 8 Preferred Shares, then the right of a holder of Series 8 Preferred Shares to convert such Series 8 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 8 Preferred Shares shall not be entitled to convert their shares into Series 7 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 8 Conversion Date less than 1,000,000 Series 7 Preferred Shares, after having taken into account all Series 8 Preferred Shares tendered for conversion into Series 7 Preferred Shares and all Series 7 Preferred Shares tendered for conversion into Series 8 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to all affected registered holders of the Series 8 Preferred Shares at least seven days prior to the applicable Series 8 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 8 Conversion Date, at the expense of the Corporation, to such holders of Series 8 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 8 Preferred Shares, certificates representing the Series 8 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 8 Conversion Date less than 1,000,000 Series 8 Preferred Shares, after having taken into account all Series 8 Preferred Shares tendered for conversion into Series 7 Preferred Shares and all Series 7 Preferred Shares tendered for conversion into Series 8 Preferred Shares, then all of the remaining outstanding Series 8 Preferred Shares shall be converted automatically into Series 7 Preferred Shares on the basis of one Series 7 Preferred Share for each Series 8 Preferred Share on the applicable Series 8 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to the then registered holders of such remaining Series 8 Preferred Shares at least seven days prior to the Series 8 Conversion Date. (e) The conversion right may be exercised by a holder of Series 8 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 8 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 8 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 8 Conversion Date. The Series 8 Conversion Notice shall indicate the number of Series 8 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 7 Preferred Shares are in the Book-Based System, if the Series 7 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 8 Preferred Shares to be converted, the Series 8 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 7 Preferred Shares in some other name or names (the "Series 8 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 8 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 8 Transferee to hold such Series 7 Preferred Shares. (f) If all remaining outstanding Series 8 Preferred Shares are to be converted into Series 7 Preferred Shares on the applicable Series 8 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 8 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 8 Conversion Date into Series 7 Preferred Shares and the holders thereof shall be deemed to be holders of Series 7 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 8 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 8 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 7 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 8 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 7 Preferred Shares registered in the name of the holders of the Series 8 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 8 Preferred Shares of the certificate or certificates for the Series 8 Preferred Shares to be converted. If only a part of such Series 8 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 8 Conversion Notice, the Series 8 Preferred Shares converted into Series 7 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation, subject to paragraph (14) shall fail to deliver to the holders of the Series 8 Preferred Shares to be converted share certificates representing the Series 7 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 7 Preferred Shares upon conversion of any Series 8 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 7 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 7 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 7 Preferred Shares or is unable to deliver Series 7 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 7 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 7 Preferred Shares, and the Corporation shall attempt to sell such Series 7 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 7 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 7 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 8 Preferred Shares shall be entitled to receive $25.00 per Series 8 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 8 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 8 Preferred Shares in any respect. After payment to the holders of the Series 8 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Voting Rights The holders of Series 8 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 8 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 8 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 8 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 8 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 8 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 8 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 8 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 8 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 8 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 8 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 8 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 8 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 8 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 8 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 8 Preferred Shares without the prior approval of the holders of the Series 8 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 8 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 8 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 8 Preferred Shares The approval of the holders of the Series 8 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 8 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 8 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 8 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 8 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 8 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 8 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 8 Preferred Shares. Notice of any such original meeting of the holders of the Series 8 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 8 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 8 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 8 Preferred Shares shall be required to pay tax on dividends received on the Series 8 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 8 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 8 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after- tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

(14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 8 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 8 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 8 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 8 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 8 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 8 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 8 Preferred Shares or the delivery of Series 7 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 8 Preferred Shares, the cash redemption price for the Series 8 Preferred Shares or certificates for Series 7 Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' Series 8 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 8 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 8 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 8 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion with respect to Series 8 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 8 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 8 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 8 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 8 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 8 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 8 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 8 Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 9 The ninth series of First Preferred Shares of the Corporation shall consist of 18,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 9 (the "Series 9 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 9 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 9 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 2.35%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 9 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 9 Preferred Shares;

(x) "Dividend Payment Date" means the 30th day of January, April, July or October in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 2.35%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Initial Fixed Rate Period" means the period from and including the date of issue of the Series 9 Preferred Shares to but excluding October 30, 2019; (xviii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xix) "Participants" means the participants in the Book-Based System; (xx) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xxi) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxii) "Quarterly Commencement Date" means the 30th day of January, April, July and October in each year, commencing October 30, 2019; (xxiii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiv) "Series 9 Conversion Date" means October 30, 2019, and October 30 in every fifth year thereafter; (xxv) "Series 10 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 10 of the Corporation;

(xxvi) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including October 30, 2019, to but excluding October 30, 2024, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding October 30 in the fifth year thereafter; (xxvii) "System Operator" means CDS or its nominee or any successor thereof; and (xxviii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 9 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During the Initial Fixed Rate Period, the holders of the Series 9 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.0625 per share, payable quarterly on each Dividend Payment Date in each year. The first dividend, if declared, shall be payable on April 30, 2014 and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying $1.0625 by the number of days in the period from and including the date of issue of the Series 9 Preferred Shares to but excluding April 30, 2014, and dividing that product by 365. (b) During each Subsequent Fixed Rate Period, the holders of the Series 9 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00. (c) On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 9 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 9 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 9 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (d) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date.

(e) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 9 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (f) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (g) The holders of the Series 9 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 9 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 9 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 9 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 9 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 9 Preferred Shares so tendered by each of the holders of Series 9 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 9 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) The Series 9 Preferred Shares shall not be redeemable prior to October 30, 2019. Subject to the provisions of paragraph (8), on October 30, 2019, and on October 30, in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 9 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 9 Preferred Share is $25.00. (b) In any case of redemption of Series 9 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 9 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 9 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 9 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 9 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 9 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada. Such Series 9 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 9 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 9 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 9 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 9 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 9 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 10 Preferred Shares (a) The Series 9 Preferred Shares shall not be convertible prior to October 30, 2019. Holders of Series 9 Preferred Shares shall have the right to convert on each Series 9 Conversion Date, subject to the provisions hereof, all or any of their Series 9 Preferred Shares into Series 10 Preferred Shares on the basis of one Series 10 Preferred Share for each Series 9 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 9 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(c) to the then registered holders of the Series 9 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 9 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 9 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 9 Preferred Shares of the Annual Fixed Dividend Rate for the Series 9 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 10 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(c).

(b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 9 Preferred Shares of the redemption of all of the Series 9 Preferred Shares, then the right of a holder of Series 9 Preferred Shares to convert such Series 9 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 9 Preferred Shares shall not be entitled to convert their shares into Series 10 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 9 Conversion Date less than 1,000,000 Series 10 Preferred Shares, after having taken into account all Series 9 Preferred Shares tendered for conversion into Series 10 Preferred Shares and all Series 10 Preferred Shares tendered for conversion into Series 9 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to all affected registered holders of the Series 9 Preferred Shares at least seven days prior to the applicable Series 9 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 9 Conversion Date, at the expense of the Corporation, to such holders of Series 9 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 9 Preferred Shares, certificates representing the Series 9 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 9 Conversion Date less than 1,000,000 Series 9 Preferred Shares, after having taken into account all Series 9 Preferred Shares tendered for conversion into Series 10 Preferred Shares and all Series 10 Preferred Shares tendered for conversion into Series 9 Preferred Shares, then all of the remaining outstanding Series 9 Preferred Shares shall be converted automatically into Series 10 Preferred Shares on the basis of one Series 10 Preferred Share for each Series 9 Preferred Share on the applicable Series 9 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to the then registered holders of such remaining Series 9 Preferred Shares at least seven days prior to the Series 9 Conversion Date. (e) The conversion right may be exercised by a holder of Series 9 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 9 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 9 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 9 Conversion Date. The Series 9 Conversion Notice shall indicate the number of Series 9 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 10 Preferred Shares are in the Book-Based System, if the Series 10 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 9 Preferred Shares to be converted, the Series 9 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 10 Preferred Shares in some other name or names (the "Series 10 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 10 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 10 Transferee to hold such Series 10 Preferred Shares. (f) If all remaining outstanding Series 9 Preferred Shares are to be converted into Series 10 Preferred Shares on the applicable Series 9 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 9 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 9 Conversion Date into Series 10 Preferred Shares and the holders thereof shall be deemed to be holders of Series 10 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 9 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 9 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 10 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 9 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 10 Preferred Shares registered in the name of the holders of the Series 9 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 9 Preferred Shares of the certificate or certificates for the Series 9 Preferred Shares to be converted. If only a part of such Series 9 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 9 Conversion Notice, the Series 9 Preferred Shares converted into Series 10 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph (14), to deliver to the holders of the Series 9 Preferred Shares to be converted share certificates representing the Series 10 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 10 Preferred Shares upon conversion of any Series 9 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 10 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 10 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or. (iii) for any reason beyond its control, the Corporation is unable to issue Series 10 Preferred Shares or is unable to deliver Series 10 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 10 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 10 Preferred Shares, and the Corporation shall attempt to sell such Series 10 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 10 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 10 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 9 Preferred Shares shall be entitled to receive $25.00 per Series 9 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 9 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 9 Preferred Shares in any respect. After payment to the holders of the Series 9 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Voting Rights The holders of Series 9 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 9 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 9 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 9 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 9 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 9 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 9 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 9 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 9 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 9 Preferred Shares are outstanding, the Corporation shall not (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 9 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 9 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 9 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 9 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 9 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 9 Preferred Shares without the prior approval of the holders of the Series 9 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 9 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 9 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 9 Preferred Shares The approval of the holders of the Series 9 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 9 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 9 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 9 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 9 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 9 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 9 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 9 Preferred Shares. Notice of any such original meeting of the holders of the Series 9 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 9 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 9 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 9 Preferred Shares shall be required to pay tax on dividends received on the Series 9 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required.. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 9 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 9 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions.

(14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 9 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 9 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 9 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 9 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 9 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 9 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 9 Preferred Shares or the delivery of Series 10 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 9 Preferred Shares, the cash redemption price for the Series 9 Preferred Shares or certificates for Series 10 Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' Series 9 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 9 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 9 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 9 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion, with respect to Series 9 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 9 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 9 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 9 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 9 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 9 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 9 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 9 Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 10 The tenth series of First Preferred Shares of the Corporation shall consist of 18,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 10 (the "Series 10 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 10 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 10 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 2.35%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 10 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation;

(ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 10 Preferred Shares; (x) "Dividend Payment Date" means the 30th day of January, April, July or October in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 2.35%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xviii) "Participants" means the participants in the Book-Based System; (xix) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xx) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxi) "Quarterly Commencement Date" means the 30th day of January, April, July and October in each year, commencing October 30, 2019; (xxii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiii) "Series 9 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 9 of the Corporation; (xxiv) "Series 10 Conversion Date" means October 30, 2024, and October 30 in every fifth year thereafter;

(xxv) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including October 30, 2019, to but excluding October 30, 2024, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding October 30 in the fifth year thereafter; (xxvi) "System Operator" means CDS or its nominee or any successor thereof; and (xxvii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 10 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During each Quarterly Floating Rate Period, the holders of the Series 10 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. (b) On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the. Corporation and upon all holders of Series 10 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 10 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 10 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (c) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (d) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 10 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend.

(e) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (f) The holders of the Series 10 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 10 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 10 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 10 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 10 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 10 Preferred Shares so tendered by each of the holders of Series 10 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 10 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) Subject to the provisions of paragraph (8), the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 10 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to (i) $25.00 in the case of a redemption on a Series 10 Conversion Date on or after October 30, 2024, or (ii) $25.50 in the case of redemption on any other date after October 30, 2019 that is not a Series 10 Conversion Date, (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 10 Preferred Shares have been paid to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 10 Preferred Share is $25.00. (b) In any case of redemption of Series 10 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 10 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 10 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 10 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 10 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 10 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada. Such Series 10 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 10 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 10 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 10 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 10 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 10 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 9 Preferred Shares (a) The Series 10 Preferred Shares shall not be convertible prior to October 30, 2024. Holders of Series 10 Preferred Shares shall have the right to convert on each Series 10 Conversion Date, subject to the provisions hereof, all or any of their Series 10 Preferred Shares into Series 9 Preferred Shares on the basis of one Series 9 Preferred Share for each Series 10 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 10 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(b) to the then registered holders of the Series 10 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 10 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 10 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 10 Preferred Shares of the Annual Fixed Dividend Rate for the Series 9 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 10 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(b).

(b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 10 Preferred Shares of the redemption of all of the Series 10 Preferred Shares, then the right of a holder of Series 10 Preferred. Shares to convert such Series 10 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 10 Preferred Shares shall not be entitled to convert their shares into Series 9 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 10 Conversion Date less than 1,000,000 Series 9 Preferred Shares, after having taken into account all Series 10 Preferred Shares tendered for conversion into Series 9 Preferred Shares and all Series 9 Preferred Shares tendered for conversion into Series 10 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to all affected registered holders of the Series 10 Preferred Shares at least seven days prior to the applicable Series 10 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 10 Conversion Date, at the expense of the Corporation, to such holders of Series 10 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 10 Preferred Shares, certificates representing the Series 10 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 10 Conversion Date less than 1,000,000 Series 10 Preferred Shares, after having taken into account all Series 10 Preferred Shares tendered for conversion into Series 9 Preferred Shares and all Series 9 Preferred Shares tendered for conversion into Series 10 Preferred Shares, then all of the remaining outstanding Series 10 Preferred Shares shall be converted automatically into Series 9 Preferred Shares on the basis of one Series 9 Preferred Share for each Series 10 Preferred Share on the applicable Series 10 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to the then registered holders of such remaining Series 10 Preferred Shares at least seven days prior to the Series 10 Conversion Date. (e) The conversion right may be exercised by a holder of Series 10 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 10 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 10 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 10 Conversion Date. The Series 10 Conversion Notice shall indicate the number of Series 10 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 9 Preferred Shares are in the Book-Based System, if the Series 9 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 10 Preferred Shares to be converted, the Series 10 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 9 Preferred Shares in some other name or names (the "Series 10 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 10 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 10 Transferee to hold such Series 9 Preferred Shares. (f) If all remaining outstanding Series 10 Preferred Shares are to be converted into Series 9 Preferred Shares on the applicable Series 10 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 10 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 10 Conversion Date into Series 9 Preferred Shares and the holders thereof shall be deemed to be holders of Series 9 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 10 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 10 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 9 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 10 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 9 Preferred Shares registered in the name of the holders of the Series 10 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 10 Preferred Shares of the certificate or certificates for the Series 10 Preferred Shares to be converted. If only a part of such Series 10 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 10 Conversion Notice, the Series 10 Preferred Shares converted into Series 9 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation, subject to paragraph (14) shall fail to deliver to the holders of the Series 10 Preferred Shares to be converted share certificates representing the Series 9 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 9 Preferred Shares upon conversion of any Series 10 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 9 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 9 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 9 Preferred Shares or is unable to deliver Series 9 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 9 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 9 Preferred Shares, and the Corporation shall attempt to sell such Series 9 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 9 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 9 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 10 Preferred Shares shall be entitled to receive $25.00 per Series 10 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 10 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 10 Preferred Shares in any respect. After payment to the holders of the Series 10 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

(7) Voting Rights The holders of Series 10 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 10 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 10 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 10 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 10 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 10 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 10 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 10 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 10 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 10 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 10 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 10 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 10 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 10 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 10 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 10 Preferred Shares without the prior approval of the holders of the Series 10 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 10 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 10 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 10 Preferred Shares The approval of the holders of the Series 10 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 10 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 10 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 10 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 10 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 10 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 10 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 10 Preferred Shares. Notice of any such original meeting of the holders of the Series 10 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 10 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 10 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 10 Preferred Shares shall be required to pay tax on dividends received on the Series 10 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or -withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 10 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 10 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-

tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 10 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 10 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 10 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 10 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 10 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 10 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 10 Preferred Shares or the delivery of Series 9 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 10 Preferred Shares, the cash redemption price for the Series 10 Preferred Shares or certificates for Series 9 Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' Series 10 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 10 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 10 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 10 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion with respect to Series 10 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 10 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 10 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 10 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 10 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 10 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 10 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 10 Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 11 The eleventh series of First Preferred Shares of the Corporation shall consist of 10,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 11 (the "Series 11 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 11 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 11 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 2.96%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 11 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof;

(viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 11 Preferred Shares; (x) "Dividend Payment Date" means the last business day of February, May, August and November in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 2.96%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Initial Fixed Rate Period" means the period from and including the date of issue of the Series 11 Preferred Shares to but excluding November 30, 2020; (xviii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xix) "Participants" means the participants in the Book-Based System; (xx) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xxi) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxii) "Quarterly Commencement Date" means the last business day of February, May, August and November in each year, commencing November 30, 2020; (xxiii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date;

(xxiv) "Series 11 Conversion Date" means November 30, 2020, and the last business day of November in every fifth year thereafter; (xxv) "Series 12 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 12 of the Corporation; (xxvi) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including November 30, 2020, to but excluding November 28, 2025, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding the last business day of November in the fifth year thereafter; (xxvii) "System Operator" means CDS or its nominee or any successor thereof; and (xxviii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 11 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During the Initial Fixed Rate Period, the holders of the Series 11 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $0.95 per share, payable quarterly on each Dividend Payment Date in each year. The first dividend, if declared, shall be payable on May 29, 2015 and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying $0.95 by the number of days in the period from and including the date of issue of the Series 11 Preferred Shares to but excluding May 29, 2015, and dividing that product by 365. (b) During each Subsequent Fixed Rate Period, the holders of the Series 11 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00. (c) On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 11 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 11 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 11 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation.

(d) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (e) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 11 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (f) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (g) The holders of the Series 11 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 11 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 11 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 11 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 11 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 11 Preferred Shares so tendered by each of the holders of Series 11 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 11 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) The Series 11 Preferred Shares shall not be redeemable prior to November 30, 2020. Subject to the provisions of paragraph (8), on November 30, 2020, and on the last business day of November in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 11 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 11 Preferred Share is $25.00.

(b) In any case of redemption of Series 11 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 11 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 11 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 11 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 11 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 11 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada. Such Series 11 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 11 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 11 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 11 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 11 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 11 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 12 Preferred Shares (a) The Series 11 Preferred Shares shall not be convertible prior to November 30, 2020. Holders of Series 11 Preferred Shares shall have the right to convert on each Series 11 Conversion Date, subject to the provisions hereof, all or any of their Series 11 Preferred Shares into Series 12 Preferred Shares on the basis of one Series 12 Preferred Share for each Series 11 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 11 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(c) to the then registered holders of the Series 11 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 11 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 11 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 11 Preferred Shares of the Annual Fixed Dividend Rate for the Series 11 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 12 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(c). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 11 Preferred Shares of the redemption of all of the Series 11 Preferred Shares, then the right of a holder of Series 11 Preferred Shares to convert such Series 11 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 11 Preferred Shares shall not be entitled to convert their shares into Series 12 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 11 Conversion Date less than 1,000,000 Series 12 Preferred Shares, after having taken into account all Series 11 Preferred Shares tendered for conversion into Series 12 Preferred Shares and all Series 12 Preferred Shares tendered for conversion into Series 11 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to all affected registered holders of the Series 11 Preferred Shares at least seven days prior to the applicable Series 11 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 11 Conversion Date, at the expense of the Corporation, to such holders of Series 11 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 11 Preferred Shares, certificates representing the Series 11 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 11 Conversion Date less than 1,000,000 Series 11 Preferred Shares, after having taken into account all Series 11 Preferred Shares tendered for conversion into Series 12 Preferred Shares and all Series 12 Preferred Shares tendered for conversion into Series 11 Preferred Shares, then all of the remaining outstanding Series 11 Preferred Shares shall be converted automatically into Series 12 Preferred Shares on the basis of one Series 12 Preferred Share for each Series 11 Preferred Share on the applicable Series 11 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to the then registered holders of such remaining Series 11 Preferred Shares at least seven days prior to the Series 11 Conversion Date. (e) The conversion right may be exercised by a holder of Series 11 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 11 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 11 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 11 Conversion Date. The Series 11 Conversion Notice shall indicate the number of Series 11 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 12 Preferred Shares are in the Book-Based System, if the Series 12 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 11 Preferred Shares to be converted, the Series 11 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 12 Preferred Shares in some other name or names (the "Series 12 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 12 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 12 Transferee to hold such Series 12 Preferred Shares. (f) If all remaining outstanding Series 11 Preferred Shares are to be converted into Series 12 Preferred Shares on the applicable Series 11 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 11 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 11 Conversion Date into Series 12 Preferred Shares and the holders thereof shall be deemed to be holders of Series 12 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 11 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 11 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 12 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 11 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 12 Preferred Shares registered in the name of the holders of the Series 11 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 11 Preferred Shares of the certificate or certificates for the Series 11 Preferred Shares to be converted. If only a part of such Series 11 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 11 Conversion Notice, the Series 11 Preferred Shares converted into Series 12 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph (14), to deliver to the holders of the Series 11 Preferred Shares to be converted share certificates representing the Series 12 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 12 Preferred Shares upon conversion of any Series 11 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 12 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 12 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 12 Preferred Shares or is unable to deliver Series 12 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 12 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 12 Preferred Shares, and the Corporation shall attempt to sell such Series 12 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 12 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 12 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 11 Preferred Shares shall be entitled to receive $25.00 per Series 11 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment

Date on which dividends on the Series 11 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 11 Preferred Shares in any respect. After payment to the holders of the Series 11 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 11 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 11 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 11 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 11 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 11 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 11 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 11 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 11 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 11 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 11 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 11 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 11 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 11 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 11 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 11 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 11 Preferred Shares without the prior approval of the holders of the Series 11 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 11 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 11 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 11 Preferred Shares The approval of the holders of the Series 11 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 11 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 11 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 11 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 11 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 11 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 11 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 11 Preferred Shares. Notice of any such original meeting of the holders of the Series 11 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 11 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 11 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 11 Preferred Shares shall be required to pay tax on dividends received on the Series 11 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 11 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 11 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 11 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 11 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 11 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 11 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 11 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 11 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 11 Preferred Shares or the delivery of Series 12 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 11 Preferred Shares, the cash redemption price for the Series 11 Preferred Shares or certificates for Series 12 Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' Series 11 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 11 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 11 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 11 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion, with respect to Series 11 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail.

(15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 11 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 11 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 11 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 11 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 11 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 11 Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 11 Preferred Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 12 The twelfth series of First Preferred Shares of the Corporation shall consist of 10,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 12 (the "Series 12 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 12 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 12 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 2.96%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 12 Preferred Shares held through the Book-Based System;

(vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 12 Preferred Shares; (x) "Dividend Payment Date" means the last business day of February, May, August and November in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 2.96%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the .Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xviii) "Participants" means the participants in the Book-Based System; (xix) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xx) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxi) "Quarterly Commencement Date" means the last business day of February, May, August and November in each year, commencing November 30, 2020; (xxii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date;

(xxiii) "Series 11 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 11 of the Corporation; (xxiv) "Series 12 Conversion Date" means November 28, 2025, and the last business day of November in every fifth year thereafter; (xxv) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including November 30, 2020, to but excluding November 28, 2025, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding the last business day of November in the fifth year thereafter; (xxvi) "System Operator" means CDS or its nominee or any successor thereof; and (xxvii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 12 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During each Quarterly Floating Rate Period, the holders of the Series 12 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. (b) On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 12 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 12 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 12 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (c) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (d) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 12 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (e) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (f) The holders of the Series 12 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 12 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 12 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 12 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 12 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 12 Preferred Shares so tendered by each of the holders of Series 12 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 12 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) Subject to the provisions of paragraph (8), the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 12 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to (i) $25.00 in the case of a redemption on a Series 12 Conversion Date on or after November 28, 2025, or (ii) $25.50 in the case of redemption on any other date after November 30, 2020 that is not a Series 12 Conversion Date, (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 12 Preferred Shares have been paid to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 12 Preferred Share is $25.00. (b) In any case of redemption of Series 12 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 12 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 12 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 12 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 12 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 12 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada. Such Series 12 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 12 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 12 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 12 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 12 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 12 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 11 Preferred Shares (a) The Series 12 Preferred Shares shall not be convertible prior to November 28, 2025. Holders of Series 12 Preferred Shares shall have the right to convert on each Series 12 Conversion Date, subject to the provisions hereof, all or any of their Series 12 Preferred Shares into Series 11 Preferred Shares on the basis of one Series 11 Preferred Share for each Series 12 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 12 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(b) to the then registered holders of the Series 12 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 12 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 12 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 12 Preferred Shares of the Annual Fixed Dividend Rate for the Series 11 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 12 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(b). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 12 Preferred Shares of the redemption of all of the Series 12 Preferred Shares, then the right of a holder of Series 12 Preferred Shares to convert such Series 12 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 12 Preferred Shares shall not be entitled to convert their shares into Series 11 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 12 Conversion Date less than 1,000,000 Series 11 Preferred Shares, after having taken into account all Series 12 Preferred Shares tendered for conversion into Series 11 Preferred Shares and all Series 11 Preferred Shares tendered for conversion into Series 12 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to all affected registered holders of the Series 12 Preferred Shares at least seven days prior to the applicable Series 12 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 12 Conversion Date, at the expense of the Corporation, to such holders of Series 12 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 12 Preferred Shares, certificates representing the Series 12 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 12 Conversion Date less than 1,000,000 Series 12 Preferred Shares, after having taken into account all Series 12 Preferred Shares tendered for conversion into Series 11 Preferred Shares and all Series 11 Preferred Shares tendered for conversion into Series 12 Preferred Shares, then all of the remaining outstanding Series 12 Preferred Shares shall be converted automatically into Series 11 Preferred Shares on the basis of one Series 11 Preferred Share for each Series 12 Preferred Share on the applicable Series 12 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to the then registered holders of such remaining Series 12 Preferred Shares at least seven days prior to the Series 12 Conversion Date. (e) The conversion right may be exercised by a holder of Series 12 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 12 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 12 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 12 Conversion Date. The Series 12 Conversion Notice shall indicate the number of Series 12 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 11 Preferred Shares are in the Book-Based System, if the Series 11 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 12 Preferred Shares to be converted, the Series 12 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 11 Preferred Shares in some other name or names (the "Series 12 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 12 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 12 Transferee to hold such Series 11 Preferred Shares. (f) If all remaining outstanding Series 12 Preferred Shares are to be converted into Series 11 Preferred Shares on the applicable Series 12 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 12 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 12 Conversion Date into Series 11 Preferred Shares and the holders thereof shall be deemed to be holders of Series 11 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 12 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 12 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 11 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 12 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 11 Preferred Shares registered in the name of the holders of the Series 12 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 12 Preferred Shares of the certificate or certificates for the Series 12 Preferred Shares to be converted. If only a part of such Series 12 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 12 Conversion Notice, the Series 12 Preferred Shares converted into Series 11 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation, subject to paragraph (14) shall fail to deliver to the holders of the Series 12 Preferred Shares to be converted share certificates representing the Series 11 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 11 Preferred Shares upon conversion of any Series 12 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 11 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 11 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 11 Preferred Shares or is unable to deliver Series 11 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 11 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 11 Preferred Shares, and the Corporation shall attempt to sell such Series 11 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 11 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 11 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 12 Preferred Shares shall be entitled to receive $25.00 per Series 12 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 12 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 12 Preferred Shares in any respect. After payment to the holders of the Series 12 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 12 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 12 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 12 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 12 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 12 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 12 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 12 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 12 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 12 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 12 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 12 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 12 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 12 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 12 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 12 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 12 Preferred Shares without the prior approval of the holders of the Series 12 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 12 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 12 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 12 Preferred Shares The approval of the holders of the Series 12 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 12 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 12 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 12 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 12 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 12 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 12 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 12 Preferred Shares. Notice of any such original meeting of the holders of the Series 12 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 12 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 12 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 12 Preferred Shares shall be required to pay tax on dividends received on the Series 12 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 12 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 12 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after- tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 12 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 12 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 12 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 12 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 12 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 12 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 12 Preferred Shares or the delivery of Series 11 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 12 Preferred Shares, the cash redemption price for the Series 12 Preferred Shares or certificates for Series 11 Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' Series 12 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 12 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 12 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 12 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion with respect to Series 12 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail.

(15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 12 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 12 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 12 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 12 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 12 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 12 Preferred Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 12 Preferred Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 13 The thirteenth series of First Preferred Shares of the Corporation shall consist of 20,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 13 (the "Series 13 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 13 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 13 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 4.69%, provided that, in any event, such rate shall not be less than 5.50%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 13 Preferred Shares held through the Book-Based System;

(vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 13 Preferred Shares; (x) "Dividend Payment Date" means the last business day of February, May, August and November in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 4.69%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Initial Fixed Rate Period" means the period from and including the date of issue of the Series 13 Preferred Shares to but excluding May 31, 2021; (xviii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xix) "Participants" means the participants in the Book-Based System; (xx) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xxi) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxii) "Quarterly Commencement Date" means the last business day of February, May, August and November in each year, commencing May 31, 2021;

(xxiii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiv) "Series 13 Conversion Date" means May 31, 2021, and the last business day of May in every fifth year thereafter; (xxv) "Series 14 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 14 of the Corporation; (xxvi) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including May 31, 2021, to but excluding May 29, 2026, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding the last business day of May in the fifth year thereafter; (xxvii) "System Operator" means CDS or its nominee or any successor thereof; and (xxviii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 13 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During the Initial Fixed Rate Period, the holders of the Series 13 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.375 per share, payable quarterly on each Dividend Payment Date in each year. The first dividend, if declared, shall be payable on May 31, 2016 and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying $1.375 by the number of days in the period from and including the date of issue of the Series 13 Preferred Shares to but excluding May 31, 2016, and dividing that product by 365. (b) During each Subsequent Fixed Rate Period, the holders of the Series 13 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00. (c) On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 13 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 13 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 13 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (d) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (e) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 13 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (f) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any, tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (g) The holders of the Series 13 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 13 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 13 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 13 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 13 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 13 Preferred Shares so tendered by each of the holders of Series 13 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 13 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) The Series 13 Preferred Shares shall not be redeemable prior to May 31, 2021. Subject to the provisions of paragraph (8), on May 31, 2021, and on the last business day of May in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 13 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 13 Preferred Share is $25.00. (b) In any case of redemption of Series 13 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 13 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 13 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 13 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 13 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 13 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada. Such Series 13 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 13 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 13 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 13 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 13 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 13 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 14 Preferred Shares (a) The Series 13 Preferred Shares shall not be convertible prior to May 31, 2021. Holders of Series 13 Preferred Shares shall have the right to convert on each Series 13 Conversion Date, subject to the provisions hereof, all or any of their Series 13 Preferred Shares into Series 14 Preferred Shares on the basis of one Series 14 Preferred Share for each Series 13 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 13 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(c) to the then registered holders of the Series 13 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 13 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 13 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 13 Preferred Shares of the Annual Fixed Dividend Rate for the Series 13 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 14 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(c). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 13 Preferred Shares of the redemption of all of the Series 13 Preferred Shares, then the right of a holder of Series 13 Preferred Shares to convert such Series 13 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 13 Preferred Shares shall not be entitled to convert their shares into Series 14 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 13 Conversion Date less than 1,000,000 Series 14 Preferred Shares, after having taken into account all Series 13 Preferred Shares tendered for conversion into Series 14 Preferred Shares and all Series 14 Preferred Shares tendered for conversion into Series 13 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to all affected registered holders of the Series 13 Preferred Shares at least seven days prior to the applicable Series 13 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 13 Conversion Date, at the expense of the Corporation, to such holders of Series 13 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 13 Preferred Shares, certificates representing the Series 13 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 13 Conversion Date less than 1,000,000 Series 13 Preferred Shares, after having taken into account all Series 13 Preferred Shares tendered for conversion into Series 14 Preferred Shares and all Series 14 Preferred Shares tendered for conversion into Series 13 Preferred Shares, then all of the remaining outstanding Series 13 Preferred Shares shall be converted automatically into Series 14 Preferred Shares on the basis of one Series 14 Preferred Share for each Series 13 Preferred Share on the applicable Series 13 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to the then registered holders of such remaining Series 13 Preferred Shares at least seven days prior to the Series 13 Conversion Date. (e) The conversion right may be exercised by a holder of Series 13 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 13 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 13 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 13 Conversion Date. The Series 13 Conversion Notice shall indicate the number of Series 13 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 14 Preferred Shares are in the Book-Based System, if the Series 14 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 13 Preferred Shares to be converted, the Series 13 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 14 Preferred Shares in some other name or names (the "Series 14 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 14 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 14 Transferee to hold such Series 14 Preferred Shares.

(f) If all remaining outstanding Series 13 Preferred Shares are to be converted into Series 14 Preferred Shares on the applicable Series 13 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 13 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 13 Conversion Date into Series 14 Preferred Shares and the holders thereof shall be deemed to be holders of Series 14 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 13 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 13 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 14 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 13 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 14 Preferred Shares registered in the name of the holders of the Series 13 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 13 Preferred Shares of the certificate or certificates for the Series 13 Preferred Shares to be converted. If only a part of such Series 13 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 13 Conversion Notice, the Series 13 Preferred Shares converted into Series 14 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph (14), to deliver to the holders of the Series 13 Preferred Shares to be converted share certificates representing the Series 14 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 14 Preferred Shares upon conversion of any Series 13 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 14 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 14 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 14 Preferred Shares or is unable to deliver Series 14 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 14 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 14 Preferred Shares, and the Corporation shall attempt to sell such Series 14 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 14 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 14 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation.

(6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 13 Preferred Shares shall be entitled to receive $25.00 per Series 13 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 13 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 13 Preferred Shares in any respect. After payment to the holders of the Series 13 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 13 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 13 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 13 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 13 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 13 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 13 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 13 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 13 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 13 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 13 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 13 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 13 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 13 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 13 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 13 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b).

(10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 13 Preferred Shares without the prior approval of the holders of the Series 13 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 13 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 13 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 13 Preferred Shares The approval of the holders of the Series 13 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 13 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 13 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 13 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 13 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 13 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 13 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 13 Preferred Shares. Notice of any such original meeting of the holders of the Series 13 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 13 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 13 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 13 Preferred Shares shall be required to pay tax on dividends received on the Series 13 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 13 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 13 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 13 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 13 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 13 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 13 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 13 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 13 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 13 Preferred Shares or the delivery of Series 14 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 13 Preferred Shares, the cash redemption price for the Series 13 Preferred Shares or certificates for Series 14 Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' Series 13 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 13 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 13 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 13 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the

Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion, with respect to Series 13 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 13 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 13 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 13 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 13 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 13 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 13 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 13 Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 14 The fourteenth series of First Preferred Shares of the Corporation shall consist of 20,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 14 (the "Series 14 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 14 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 14 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 4.69%, provided that, in any event, such rate shall not be less than 5.50%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields;

(iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 14 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 14 Preferred Shares; (x) "Dividend Payment Date" means the last business day of February, May, August and November in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 4.69%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xviii) "Participants" means the participants in the Book-Based System; (xix) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xx) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxi) "Quarterly Commencement Date" means the last business day of February, May, August and November in each year, commencing May 31, 2021; (xxii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiii) "Series 13 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 13 of the Corporation; (xxiv) "Series 14 Conversion Date" means May 29, 2026, and the last business day of May in every fifth year thereafter; (xxv) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including May 31, 2021, to but excluding May 29, 2026, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding the last business day of May in the fifth year thereafter; (xxvi) "System Operator" means CDS or its nominee or any successor thereof; and (xxvii) (xxvii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 14 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During each Quarterly Floating Rate Period, the holders of the Series 14 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. (b) On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 14 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 14 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 14 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (c) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (d) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 14 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (e) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (f) The holders of the Series 14 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 14 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 14 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 14 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 14 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 14 Preferred Shares so tendered by each of the holders of Series 14 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 14 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) Subject to the provisions of paragraph (8), the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 14 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to (i) $25.00 in the case of a redemption on a Series 14 Conversion Date on or after May 29, 2026, or

(ii) $25.50 in the case of redemption on any other date after May 31, 2021 that is not a Series 14 Conversion Date, (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 14 Preferred Shares have been paid to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 14 Preferred Share is $25.00. (b) In any case of redemption of Series 14 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 14 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 14 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder's address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 14 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 14 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 14 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers in Canada. Such Series 14 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 14 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 14 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 14 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 14 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 14 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions).

(5) Conversion into Series 13 Preferred Shares (a) The Series 14 Preferred Shares shall not be convertible prior to May 29, 2026. Holders of Series 14 Preferred Shares shall have the right to convert on each Series 14 Conversion Date, subject to the provisions hereof, all or any of their Series 14 Preferred Shares into Series 13 Preferred Shares on the basis of one Series 13 Preferred Share for each Series 14 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 14 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(b) to the then registered holders of the Series 14 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 14 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 14 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 14 Preferred Shares of the Annual Fixed Dividend Rate for the Series 13 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 14 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(b). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 14 Preferred Shares of the redemption of all of the Series 14 Preferred Shares, then the right of a holder of Series 14 Preferred Shares to convert such Series 14 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 14 Preferred Shares shall not be entitled to convert their shares into Series 13 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 14 Conversion Date less than 1,000,000 Series 13 Preferred Shares, after having taken into account all Series 14 Preferred Shares tendered for conversion into Series 13 Preferred Shares and all Series 13 Preferred Shares tendered for conversion into Series 14 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to all affected registered holders of the Series 14 Preferred Shares at least seven days prior to the applicable Series 14 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 14 Conversion Date, at the expense of the Corporation, to such holders of Series 14 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 14 Preferred Shares, certificates representing the Series 14 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 14 Conversion Date less than 1,000,000 Series 14 Preferred Shares, after having taken into account all Series 14 Preferred Shares tendered for conversion into Series 13 Preferred Shares and all Series 13 Preferred Shares tendered for conversion into Series 14 Preferred Shares, then all of the remaining outstanding Series 14 Preferred Shares shall be converted automatically into Series 13 Preferred Shares on the basis of one Series 13 Preferred Share for each Series 14 Preferred Share on the applicable Series 14 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to the then registered holders of such remaining Series 14 Preferred Shares at least seven days prior to the Series 14 Conversion Date. (e) The conversion right may be exercised by a holder of Series 14 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 14 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 14 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 14 Conversion Date. The Series 14 Conversion Notice shall indicate the number of Series 14 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 13 Preferred Shares are in the Book-Based System, if the

Series 13 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 14 Preferred Shares to be converted, the Series 14 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 13 Preferred Shares in some other name or names (the "Series 14 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 14 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 14 Transferee to hold such Series 13 Preferred Shares. (f) If all remaining outstanding Series 14 Preferred Shares are to be converted into Series 13 Preferred Shares on the applicable Series 14 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 14 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 14 Conversion Date into Series 13 Preferred Shares and the holders thereof shall be deemed to be holders of Series 13 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 14 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 14 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 13 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 14 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 13 Preferred Shares registered in the name of the holders of the Series 14 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 14 Preferred Shares of the certificate or certificates for the Series 14 Preferred Shares to be converted. If only a part of such Series 14 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 14 Conversion Notice, the Series 14 Preferred Shares converted into Series 13 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation, subject to paragraph (14) shall fail to deliver to the holders of the Series 14 Preferred Shares to be converted share certificates representing the Series 13 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 13 Preferred Shares upon conversion of any Series 14 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 13 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 13 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 13 Preferred Shares or is unable to deliver Series 13 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 13 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 13 Preferred Shares, and the Corporation shall attempt to sell such Series 13 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 13 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 13 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 14 Preferred Shares shall be entitled to receive $25.00 per Series 14 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 14 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 14 Preferred Shares in any respect. After payment to the holders of the Series 14 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 14 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 14 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 14 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 14 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 14 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 14 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 14 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 14 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 14 Preferred Shares with respect to payment of dividends unless all dividends up to and including the' dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 14 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 14 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 14 Preferred Shares with respect to payment of dividends; or

(b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 14 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 14 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 14 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 14 Preferred Shares without the prior approval of the holders of the Series 14 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 14 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 14 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 14 Preferred Shares The approval of the holders of the Series 14 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 14 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 14 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 14 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 14 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 14 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 14 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 14 Preferred Shares. Notice of any such original meeting of the holders of the Series 14 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 14 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 14 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 14 Preferred Shares shall be required to pay tax on dividends received on the Series 14 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect.

(13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 14 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 14 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after- tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 14 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 14 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 14 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 14 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder's ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 14 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 14 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 14 Preferred Shares or the delivery of Series 13 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 14 Preferred Shares, the cash redemption price for the Series 14 Preferred Shares or certificates for Series 13 Preferred Shares against delivery to the Corporation's account with the System Operator of such holders' Series 14 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 14

Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 14 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 14 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion with respect to Series 14 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 14 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 14 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 14 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 14 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 14 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 14 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 14 Shares may be listed. Cumulative Redeemable First Preferred Shares, Series 15 The fifteenth series of First Preferred Shares of the Corporation shall consist of 40,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 15 (the "Series 15 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 15 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 15 Preferred Share provisions, the following expressions have the meanings indicated:

(i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 3.85%, provided that, in any event, such rate shall not be less than 4.90%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 15 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 15 Preferred Shares; (x) "Dividend Payment Date" means the last business day of February, May, August and November in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 3.85%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares; (xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years;

(xvii) "Initial Fixed Rate Period" means the period from and including the date of issue of the Series 15 Preferred Shares to but excluding May 31, 2022; (xviii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xix) "Participants" means the participants in the Book-Based System; (xx) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xxi) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxii) "Quarterly Commencement Date" means the last business day of February, May, August and November in each year, commencing May 31, 2022; (xxiii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiv) "Series 15 Conversion Date" means May 31, 2027, and the last business day of May in every fifth year thereafter; (xxv) "Series 16 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 16 of the Corporation; (xxvi) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including May 31, 2022 to but excluding May 31, 2027, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding the last business day of May in the fifth year thereafter; (xxvii) "System Operator" means CDS or its nominee or any successor thereof; and (xxviii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 15 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day. (2) Dividends (a) During the Initial Fixed Rate Period, the holders of the Series 15 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at an annual rate of $1.2250 per share, payable quarterly on each Dividend Payment Date in each year. The first dividend, if declared, shall be payable on February 28, 2017 and, notwithstanding the foregoing, shall be in the amount per share determined by multiplying $1.2250 by the number of days in the period from and including the date of issue of the Series 15 Preferred Shares to but excluding February 28, 2017, and dividing that product by 365. (b) During each Subsequent Fixed Rate Period, the holders of the Series 15 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the Board of Directors, out of the moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, payable quarterly on each Dividend Payment Date, in the amount per share determined by multiplying one-quarter of the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period by $25.00. (c) On each Fixed Rate Calculation Date, the Corporation shall determine the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 15 Preferred Shares. The Corporation shall, on each Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series 15 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 15 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (d) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (e) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 15 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (f) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (g) The holders of the Series 15 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 15 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 15 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 15 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 15 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 15 Preferred Shares so tendered by each of the holders of Series 15 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 15 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) The Series 15 Preferred Shares shall not be redeemable prior to May 31 2022. Subject to the provisions of paragraph (8), on May 31, 2022, and on the last business day of May in every fifth year thereafter, the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 15 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to $25.00 (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 15 Preferred Share is $25.00. (b) In any case of redemption of Series 15 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 15 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 15 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 15 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 15 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 15 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 15 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 15 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 15 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 15 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 15 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 15 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 16 Preferred Shares (a) The Series 15 Preferred Shares shall not be convertible prior to May 31, 2022, Holders of Series 15 Preferred Shares shall have the right to convert on each Series 15 Conversion Date, subject to the provisions hereof, all or any of their Series 15 Preferred Shares into Series 16 Preferred Shares on the basis of one Series 16 Preferred Share for each Series 15 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 15 Conversion Date, give notice in writing in accordance with the provisions of subparagraph 2(c) to the then registered holders of the Series 15 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 15 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 15 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 15 Preferred Shares of the Annual Fixed Dividend Rate for the Series 15 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 16 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(c). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 15 Preferred Shares of the redemption of all of the Series 15 Preferred Shares, then the right of a holder of Series 15 Preferred Shares to convert such Series 15 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 15 Preferred Shares shall not be entitled to convert their shares into Series 16 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 15 Conversion Date less than 1,000,000 Series 16 Preferred Shares, after having taken into account all Series 15 Preferred Shares tendered for conversion into Series 16 Preferred Shares and all Series 16 Preferred Shares tendered for conversion into Series 15 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to all affected registered holders of the Series 15 Preferred Shares at least seven days prior to the applicable Series 15 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 15 Conversion Date, at the expense of the Corporation, to such holders of Series 15 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 15 Preferred Shares, certificates representing the Series 15 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 15 Conversion Date less than 1,000,000 Series 15 Preferred Shares, after having taken into account all Series 15 Preferred Shares tendered for conversion into Series 16 Preferred Shares and all Series 16 Preferred Shares tendered for conversion into Series 15 Preferred Shares, then all of the remaining outstanding Series 15 Preferred Shares shall be converted automatically into Series 16 Preferred Shares on the basis of one Series 16 Preferred Share for each Series 15 Preferred Share on the applicable Series 15 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(c) to the then registered holders of such remaining Series 15 Preferred Shares at least seven days prior to the Series 15 Conversion Date. (e) The conversion right may be exercised by a holder of Series 15 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 15 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 15 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 15 Conversion Date. The Series 15 Conversion Notice shall indicate the number of Series 15 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 16 Preferred Shares are in the Book-Based System, if the Series 16 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 15 Preferred Shares to be converted, the Series 15 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 16 Preferred Shares in some other name or names (the "Series 16 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 16 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 16 Transferee to hold such Series 16 Preferred Shares. (f) If all remaining outstanding Series 15 Preferred Shares are to be converted into Series 16 Preferred Shares on the applicable Series 15 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 15 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 15 Conversion Date into Series 16 Preferred Shares and the holders thereof shall be deemed to be holders of Series 16 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 15 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 15 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 16 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 15 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 16 Preferred Shares registered in the name of the holders of the Series 15 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 15 Preferred Shares of the certificate or certificates for the Series 15 Preferred Shares to be converted. If only a part of such Series 15 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 15 Conversion Notice, the Series 15 Preferred Shares converted into Series 16 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation shall fail, subject to paragraph (14), to deliver to the holders of the Series 15 Preferred Shares to be converted share certificates representing the Series 16 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 16 Preferred Shares upon conversion of any Series 15 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 16 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation;

(ii) the issuing of such Series 16 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 16 Preferred Shares or is unable to deliver Series 16 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 16 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of, any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 16 Preferred Shares, and the Corporation shall attempt to sell such Series 16 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 16 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 16 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 15 Preferred Shares shall be entitled to receive $25.00 per Series 15 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 15 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 15 Preferred Shares in any respect. After payment to the holders of the Series 15 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 15 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 15 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 15 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 15 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 15 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 15 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 15 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 15 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 15 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 15 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 15 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 15 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 15 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 15 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 15 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 15 Preferred Shares without the prior approval of the holders of the Series 15 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 15 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 15 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 15 Preferred Shares The approval of the holders of the Series 15 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 15 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 15 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 15 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 15 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 15 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 15 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 15 Preferred Shares. Notice of any such original meeting of the holders of the Series 15 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 15 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 15 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 15 Preferred Shares shall be required to pay tax on dividends received on the Series 15 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 15 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 15 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after-tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 15 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 15 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 15 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 15 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 15 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 15 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 15 Preferred Shares or the delivery of Series 16 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and

(ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 15 Preferred Shares, the cash redemption price for the Series 15 Preferred Shares or certificates for Series 16 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 15 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 15 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 15 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 15 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion, with respect to Series 15 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 15 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 15 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 15 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 15 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 15 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit. (16) Amendments The provisions attaching to the Series 15 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 15 Shares may be listed.

Cumulative Redeemable First Preferred Shares, Series 16 The sixteenth series of First Preferred Shares of the Corporation shall consist of 40,000,000 shares designated as Cumulative Redeemable First Preferred Shares, Series 16 (the "Series 16 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, the rights, privileges, restrictions and conditions attaching to the Series 16 Preferred Shares shall be as follows: (1) Interpretation (a) In these Series 16 Preferred Share provisions, the following expressions have the meanings indicated: (i) "Annual Fixed Dividend Rate" means, for any Subsequent Fixed Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date and 3.85%, provided that, in any event, such rate shall not be less than 4.90%; (ii) "Bloomberg Screen GCAN5YR Page" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service or its successor service (or such other page as may replace the GCAN5YR<INDEX> page on that service or its successor service) for purposes of displaying Government of Canada bond yields; (iii) "Book-Based System" means the record entry securities transfer and pledge system administered by the System Operator in accordance with the operating rules and procedures of the System Operator in force from time to time and any successor system thereof; (iv) "Book-Entry Holder" means the person that is the beneficial holder of a Book-Entry Share; (v) "Book-Entry Shares" means the Series 16 Preferred Shares held through the Book-Based System; (vi) "Business Day" means a day on which chartered banks are generally open for business in both Calgary, Alberta and Toronto, Ontario; (vii) "CDS" means CDS Clearing and Depository Services Inc. or any successor thereof; (viii) "Common Shares" means the common shares of the Corporation; (ix) "Definitive Share" means a fully registered, typewritten, printed, lithographed, engraved or otherwise produced share certificate representing one or more Series 16 Preferred Shares; (x) "Dividend Payment Date" means the last business day of February, May, August and November in any year; (xi) "First Preferred Shares" means the first preferred shares of the Corporation; (xii) "Fixed Rate Calculation Date" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period; (xiii) "Floating Quarterly Dividend Rate" means, for any Quarterly Floating Rate Period, the annual rate of interest (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date and 3.85%; (xiv) "Floating Rate Calculation Date" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period; (xv) "Global Certificate" means the global certificate representing outstanding Book-Entry Shares;

(xvi) "Government of Canada Yield" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and that appears on the Bloomberg Screen GCAN5YR Page on such date; provided that if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, then the Government of Canada Yield shall mean the arithmetic average of the yields quoted to the Corporation by two registered Canadian investment dealers selected by the Corporation as being the annual yield to maturity on such date, compounded semi-annually, that a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity of five years; (xvii) "Liquidation" means the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; (xviii) "Participants" means the participants in the Book-Based System; (xix) "Pro Rated Dividend" means the amount determined by multiplying the amount of the dividend payable for a Quarter in which a Liquidation, conversion or redemption is to occur by four and multiplying that product by a fraction, the numerator of which is the number of days from and including the Dividend Payment Date immediately preceding the date fixed for Liquidation, conversion or redemption to but excluding such date and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year; (xx) "Quarter" means a three-month period ending on a Dividend Payment Date; (xxi) "Quarterly Commencement Date" means the last business day of February, May, August and November in each year, commencing May 31, 2022; (xxii) "Quarterly Floating Rate Period" means the period from and including a Quarterly Commencement Date to but excluding the next succeeding Quarterly Commencement Date; (xxiii) "Series 15 Preferred Shares" means the Cumulative Redeemable First Preferred Shares, Series 15 of the Corporation; (xxiv) "Series 16 Conversion Date" means May 31, 2027 and the last business day of May in every fifth year thereafter; (xxv) "Subsequent Fixed Rate Period" means, for the initial Subsequent Fixed Rate Period, the period from and including May 31, 2022 to but excluding May 31, 2027, and for each succeeding Subsequent Fixed Rate Period means the period from and including the day immediately following the last day of the immediately preceding Subsequent Fixed Rate Period to but excluding the last business day of May in the fifth year thereafter; (xxvi) "System Operator" means CDS or its nominee or any successor thereof; and (xxvii) "T-Bill Rate" means, for any Quarterly Floating Rate Period, the average yield expressed as an annual rate on 90 day Government of Canada treasury bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date. (b) The expressions "on a parity with", "ranking prior to", "ranking junior to" and similar expressions refer to the order of priority in the payment of dividends or in the distribution of assets in the event of any Liquidation. (c) If any day on which any dividend on the Series 16 Preferred Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a Business Day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a Business Day.

(2) Dividends (a) During each Quarterly Floating Rate Period, the holders of the Series 16 Preferred Shares shall be entitled to receive and the Corporation shall pay, as and when declared by the board of directors of the Corporation, out of the moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in the amount per share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. (b) On each Floating Rate Calculation Date, the Corporation shall determine the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period. Each such determination shall, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series 16 Preferred Shares. The Corporation shall, on each Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series 16 Preferred Shares. Each such notice shall be given by electronic transmission, by facsimile transmission or by ordinary unregistered first class prepaid mail addressed to each holder of Series 16 Preferred Shares at the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any holder not so appearing, to the address of such holder last known to the Corporation. (c) If a dividend has been declared for a Quarter and a date is fixed for a Liquidation, redemption or conversion that is prior to the Dividend Payment Date for such Quarter, a Pro Rated Dividend shall be payable on the date fixed for such Liquidation, redemption or conversion instead of the dividend declared, but if such Liquidation, redemption or conversion does not occur, then the full amount of the dividend declared shall be payable on the originally scheduled Dividend Payment Date. (d) If the dividend payable on any Dividend Payment Date is not paid in full on such date on all of the Series 16 Preferred Shares then outstanding, such dividend or the unpaid part of it shall be paid on a subsequent date or dates to be determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable, under the provisions of any applicable law and under the provisions of any trust indenture securing bonds, debentures or other securities of the Corporation, to the payment of the dividend. (e) Cheques of the Corporation payable in lawful money of Canada at par at any branch of the Corporation’s bankers in Canada may be issued in respect of the dividends (less any tax required to be deducted) and payment of the cheques shall satisfy such dividends, or payments in respect of dividends may be made in any other manner determined by the Corporation. (f) The holders of the Series 16 Preferred Shares shall not be entitled to any dividend other than as specified in this paragraph (2). (3) Purchase for Cancellation Subject to the provisions of paragraphs (5) and (8) and subject to such provisions of the Canada Business Corporations Act as may be applicable, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Series 16 Preferred Shares outstanding from time to time (a) through the facilities of any stock exchange on which the Series 16 Preferred Shares are listed, (b) by invitation for tenders addressed to all the holders of record of the Series 16 Preferred Shares outstanding, or (c) in any other manner, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable. If upon any invitation for tenders under the provisions of this paragraph (3) more Series 16 Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation shall accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices, and if more shares are tendered at any such price than the Corporation is prepared to purchase, then the shares tendered at such price shall be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Series 16 Preferred Shares so tendered by each of the holders of Series 16 Preferred Shares who submit tenders at that price. From and after the date of purchase of any Series 16 Preferred Shares under the provisions of this paragraph (3), the shares so purchased shall be restored to the status of authorized but unissued shares. (4) Redemption (a) Subject to the provisions of paragraph (8), the Corporation, upon giving notice as herein provided, may redeem all or any part of the Series 16 Preferred Shares by the payment of an amount in cash for each share to be redeemed equal to (i) $25.00 in the case of a redemption on a Series 16 Conversion Date on or after May 31, 2027, or (ii) $25.50 in the case of redemption on any other date after May 31, 2022 that is not a Series 16 Conversion Date, (such amount being the "redemption amount") plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 16 Preferred Shares have been paid to but excluding the date fixed for redemption (the whole constituting the "cash redemption price"). For the purposes of subsection 191(4) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, the amount specified in respect of each Series 16 Preferred Share is $25.00. (b) In any case of redemption of Series 16 Preferred Shares under the provisions of this paragraph (4), the Corporation shall, at least 30 days and not more than 60 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Series 16 Preferred Shares to be redeemed a written notice of the intention of the Corporation to redeem such Series 16 Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such holder at the holder’s address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing, to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the cash redemption price and the date on which redemption is to take place and, if part only of the Series 16 Preferred Shares held by the person to whom it is addressed is to be redeemed, the number so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 16 Preferred Shares to be redeemed the cash redemption price on presentation and surrender at the head office of the Corporation or any other place designated in such notice of the certificates for the Series 16 Preferred Shares called for redemption, subject to the provisions of paragraph (14). Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada. Such Series 16 Preferred Shares shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares. If a part only of the shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any such notice, the Series 16 Preferred Shares called for redemption shall cease to be entitled to dividends and the holders shall not be entitled to exercise any of the rights of holders in respect thereof unless payment of the cash redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. The Corporation shall have the right, at any time after the mailing of notice of its intention to redeem any Series 16 Preferred Shares, to deposit the cash redemption price of the shares so called for redemption, or of such of the shares represented by certificates that have not at the date of such deposit been surrendered by the holders in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 16 Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 16 Preferred Shares in respect of which such deposit shall have been made shall then be and be deemed to be redeemed and shall be restored to the status of authorized but unissued shares and the rights of the holders after such deposit or such redemption date shall be limited to receiving without interest their proportionate part of the total cash redemption price so deposited against presentation and surrender of the certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation and any unclaimed funds remaining on deposit on the sixth anniversary date of the redemption shall be returned to the Corporation. Subject to such provisions of the Canada Business Corporations Act as may be applicable, in case a part only of the then outstanding Series 16 Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the Board of Directors or the transfer agent and registrar, if any, appointed by the Corporation in respect of such shares shall decide, or, if the Board of Directors so decides, such shares may be redeemed pro rata (disregarding fractions). (5) Conversion into Series 15 Preferred Shares (a) The Series 16 Preferred Shares shall not be convertible prior to May 31, 2027. Holders of Series 16 Preferred Shares shall have the right to convert on each Series 16 Conversion Date, subject to the provisions hereof, all or any of their Series 16 Preferred Shares into Series 15 Preferred Shares on the basis of one Series 15 Preferred Share for each Series 16 Preferred Share. The Corporation shall, not more than 60 days and not less than 30 days prior to the applicable Series 16 Conversion Date, give notice in writing in accordance with the provisions in subparagraph 2(b) to the then registered holders of the Series 16 Preferred Shares of the conversion right provided for in this paragraph (5), which notice shall set out the Series 16 Conversion Date and instructions to such holders as to the method by which such conversion right may be exercised. On the 30th day prior to each Series 16 Conversion Date, the Corporation shall give notice in writing to the then registered holders of the Series 16 Preferred Shares of the Annual Fixed Dividend Rate for the Series 15 Preferred Shares for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate for the Series 16 Preferred Shares for the next succeeding Quarterly Floating Rate Period. Such notice shall be delivered in accordance with the provisions of subparagraph (2)(b). (b) If the Corporation gives notice as provided in paragraph (4) to the holders of the Series 16 Preferred Shares of the redemption of all of the Series 16 Preferred Shares, then the right of a holder of Series 16 Preferred Shares to convert such Series 16 Preferred Shares shall terminate effective on the date of such notice and the Corporation shall not be required to give the notice specified in subparagraph (a) of this paragraph (5). (c) Holders of Series 16 Preferred Shares shall not be entitled to convert their shares into Series 15 Preferred Shares if the Corporation determines that there would remain outstanding on a Series 16 Conversion Date less than 1,000,000 Series 15 Preferred Shares, after having taken into account all Series 16 Preferred Shares tendered for conversion into Series 15 Preferred Shares and all Series 15 Preferred Shares tendered for conversion into Series 16 Preferred Shares, and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to all affected registered holders of the Series 16 Preferred Shares at least seven days prior to the applicable Series 16 Conversion Date and shall issue and deliver, or cause to be delivered, prior to such Series 16 Conversion Date, at the expense of the Corporation, to such holders of Series 16 Preferred Shares who have surrendered for conversion any certificate or certificates representing Series 16 Preferred Shares, certificates representing the Series 16 Preferred Shares represented by any certificate or certificates so surrendered. (d) If the Corporation determines that there would remain outstanding on a Series 16 Conversion Date less than 1,000,000 Series 16 Preferred Shares, after having taken into account all Series 16 Preferred Shares tendered for conversion into Series 15 Preferred Shares and all Series 15 Preferred Shares tendered for conversion into Series 16 Preferred Shares, then all of the remaining outstanding Series 16 Preferred Shares shall be converted automatically into Series 15 Preferred Shares on the basis of one Series 15 Preferred Share for each Series 16 Preferred Share on the applicable Series 16 Conversion Date and the Corporation shall give notice in writing thereof in accordance with the provisions of subparagraph (2)(b) to the then registered holders of such remaining Series 16 Preferred Shares at least seven days prior to the Series 16 Conversion Date. (e) The conversion right may be exercised by a holder of Series 16 Preferred Shares by notice in writing, in a form satisfactory to the Corporation (the "Series 16 Conversion Notice"), which notice must be received by the transfer agent and registrar for the Series 16 Preferred Shares at the principal office in Toronto or Calgary of such transfer agent and registrar not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series 16 Conversion Date. The Series 16 Conversion Notice shall indicate the number of Series 16 Preferred Shares to be converted. Once received by the transfer agent and registrar on behalf of the Corporation, the election of a holder to convert is irrevocable. Except in the case where the Series 15 Preferred Shares are in the Book-Based System, if the Series 15 Preferred Shares are to be registered in a name or names different from the name or names of the registered holder of the Series 16 Preferred Shares to be converted, the Series 16 Conversion Notice shall contain written notice in form and execution satisfactory to such transfer agent and registrar directing the Corporation to register the Series 15 Preferred Shares in some other name or names (the "Series 16 Transferee") and stating the name or names (with addresses) and a written declaration, if required by the Corporation or by applicable law, as to the residence and share ownership status of the Series 16 Transferee and such other matters as may be required by such law in order to determine the entitlement of such Series 16 Transferee to hold such Series 15 Preferred Shares. (f) If all remaining outstanding Series 16 Preferred Shares are to be converted into Series 15 Preferred Shares on the applicable Series 16 Conversion Date as provided for in subparagraph (d) of this paragraph (5), the Series 16 Preferred Shares that holders have not previously elected to convert shall be converted on the Series 16 Conversion Date into Series 15 Preferred Shares and the holders thereof shall be deemed to be holders of Series 15 Preferred Shares at 5:00 p.m. (Toronto time) on the Series 16 Conversion Date and shall be entitled, upon surrender during regular business hours at the principal office in Toronto or Calgary of the transfer agent and registrar of the Corporation of the certificate or certificates representing Series 16 Preferred Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 15 Preferred Shares in the manner and subject to the provisions of this paragraph (5) and paragraph (14). (g) Subject to subparagraph (h) of this paragraph (5) and paragraph (14), as promptly as practicable after the Series 16 Conversion Date the Corporation shall deliver or cause to be delivered certificates representing the Series 15 Preferred Shares registered in the name of the holders of the Series 16 Preferred Shares to be converted, or as such holders shall have directed, on presentation and surrender at the principal office in Toronto or Calgary of the transfer agent and registrar for the Series 16 Preferred Shares of the certificate or certificates for the Series 16 Preferred Shares to be converted. If only a part of such Series 16 Preferred Shares represented by any certificate shall be converted, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified in any Series 16 Conversion Notice, the Series 16 Preferred Shares converted into Series 15 Preferred Shares shall cease to be outstanding and shall be restored to the status of authorized but unissued shares, and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders in respect thereof unless the Corporation, subject to paragraph (14) shall fail to deliver to the holders of the Series 16 Preferred Shares to be converted share certificates representing the Series 15 Preferred Shares into which such shares have been converted. (h) The obligation of the Corporation to issue Series 15 Preferred Shares upon conversion of any Series 16 Preferred Shares shall be deferred during the continuance of any one or more of the following events: (i) the issuing of such Series 15 Preferred Shares is prohibited pursuant to any agreement or arrangement entered into by the Corporation to assure its solvency or continued operation; (ii) the issuing of such Series 15 Preferred Shares is prohibited by law or by any regulatory or other authority having jurisdiction over the Corporation that is acting in conformity with law; or (iii) for any reason beyond its control, the Corporation is unable to issue Series 15 Preferred Shares or is unable to deliver Series 15 Preferred Shares. (i) The Corporation reserves the right not to deliver Series 15 Preferred Shares to any person that the Corporation or its transfer agent and registrar has reason to believe is a person whose address is in, or that the Corporation or its transfer agent and registrar has reason to believe is a resident of any jurisdiction outside Canada if such delivery would require the Corporation to take any action to comply with the securities laws of such jurisdiction. In those circumstances, the Corporation shall hold, as agent of any such person, all or the relevant number of Series 15 Preferred Shares, and the Corporation shall attempt to sell such Series 15 Preferred Shares to parties other than the Corporation and its affiliates on behalf of any such person. Such sales (if any) shall be made at such times and at such prices as the Corporation, in its sole discretion, may determine. The Corporation shall not be subject to any liability for failure to sell Series 15 Preferred Shares on behalf of any such person at all or at any particular price or on any particular day. The net proceeds received by the Corporation from the sale of any such Series 15 Preferred Shares shall be delivered to any such person, after deducting the costs of sale, by cheque or in any other manner determined by the Corporation. (6) Liquidation, Dissolution or Winding-up In the event of a Liquidation, the holders of the Series 16 Preferred Shares shall be entitled to receive $25.00 per Series 16 Preferred Share plus all accrued and unpaid dividends thereon, which for such purpose shall be calculated on a pro rata basis for the period from and including the last Dividend Payment Date on which dividends on the Series 16 Preferred Shares have been paid to but excluding the date of such Liquidation, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the Common Shares or to the holders of any other shares ranking junior to the Series 16 Preferred Shares in any respect. After payment to the holders of the Series 16 Preferred Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation. (7) Voting Rights The holders of Series 16 Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of First Preferred Shares as a class and meetings of the holders of Series 16 Preferred Shares as a series) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series 16 Preferred Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, the holders of Series 16 Preferred Shares shall have the right to receive notice of and to attend each meeting of shareholders of the Corporation at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs (other than separate meetings of holders of another class or series of shares), and such holders of Series 16 Preferred Shares shall have the right, at any such meeting, to one vote with respect to resolutions to elect directors for each Series 16 Share held until all such arrears of dividends have been paid, whereupon such rights shall cease unless and until the same default shall again arise under the provisions of this paragraph (7). (8) Restrictions on Partial Redemption or Purchase So long as any of the Series 16 Preferred Shares are outstanding, the Corporation shall not call for redemption, purchase, reduce or otherwise pay for less than all the Series 16 Preferred Shares and all other preferred shares then outstanding ranking prior to or on a parity with the Series 16 Preferred Shares with respect to payment of dividends unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on all such shares then outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment. (9) Restrictions on Payment of Dividends and Reduction of Junior Capital So long as any of the Series 16 Preferred Shares are outstanding, the Corporation shall not: (a) declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Series 16 Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series 16 Preferred Shares with respect to payment of dividends; or (b) call for redemption, purchase, reduce or otherwise pay for any shares of the Corporation ranking junior to the Series 16 Preferred Shares with respect to repayment of capital or with respect to payment of dividends; unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Series 16 Preferred Shares and on all other preferred shares ranking prior to or on a parity with the Series 16 Preferred Shares with respect to payment of dividends then outstanding shall have been declared and paid or set apart for payment at the date of any such action referred to in subparagraphs 9 (a) and (b). (10) Issue of Additional Preferred Shares No class of shares may be created or issued ranking as to repayment of capital or payment of dividends prior to or on a parity with the Series 16 Preferred Shares without the prior approval of the holders of the Series 16 Preferred Shares given as specified in paragraph (11), nor shall the number of Series 16 Preferred Shares be increased without such approval; provided, however, that nothing in this paragraph (10) shall prevent the Corporation from creating additional series of First Preferred Shares and, if all dividends then payable on the Series 16 Preferred Shares shall have been paid or set apart for payment, from issuing additional series of First Preferred Shares without such approval. (11) Sanction by Holders of Series 16 Preferred Shares The approval of the holders of the Series 16 Preferred Shares with respect to any and all matters referred to in these share provisions may be given in writing by all of the holders of the Series 16 Preferred Shares outstanding or by resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at a meeting of the holders of the Series 16 Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which holders of not less than a majority of all Series 16 Preferred Shares then outstanding are present in person or represented by proxy in accordance with the by-laws of the Corporation; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Series 16 Preferred Shares then outstanding are not present in person or so represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place as may be fixed by the chairman of such meeting, and at such adjourned meeting the holders of Series 16 Preferred Shares present in person or so represented by proxy, whether or not they hold a majority of all Series 16 Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Series 16 Preferred Shares. Notice of any such original meeting of the holders of the Series 16 Preferred Shares shall be given not less than 15 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called, and notice of any such adjourned meeting shall be given not less than 10 days prior to the date fixed for such adjourned meeting, but it shall not be necessary to specify in such notice the purpose for which the adjourned meeting is called. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct of it shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at any such original meeting or adjourned meeting, each holder of Series 16 Preferred Shares present in person or represented by proxy shall be entitled to one vote for each of the Series 16 Preferred Shares held by such holder. (12) Tax Election The Corporation shall elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate, and shall take all other action necessary under such Act, such that no holder of Series 16 Preferred Shares shall be required to pay tax on dividends received on the Series 16 Preferred Shares under section 187.2 of such Act or any successor or replacement provision of similar effect. (13) Withholding Tax Notwithstanding any other provision of these share provisions, the Corporation may deduct or withhold from any payment, distribution, issuance or delivery (whether in cash or in shares) to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and shall remit any such amounts to the relevant tax authority as required. If the cash component of any payment, distribution, issuance or delivery to be made pursuant to these share provisions is less than the amount that the Corporation is so required or permitted to deduct or withhold, the Corporation shall be permitted to deduct and withhold from any non-cash payment, distribution, issuance or delivery to be made pursuant to these share provisions any amounts required or permitted by law to be deducted or withheld from any such payment, distribution, issuance or delivery and to dispose of such property in order to remit any amount required to be remitted to any relevant tax authority. Notwithstanding the foregoing, the amount of any payment, distribution, issuance or delivery made to a holder of Series 16 Preferred Shares pursuant to these share provisions shall be considered to be the amount of the payment, distribution, issuance or delivery received by such holder plus any amount deducted or withheld pursuant to this paragraph (13). Holders of Series 16 Preferred Shares shall be responsible for all withholding taxes under Part XIII of the Income Tax Act (Canada) in respect of any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions and shall indemnify and hold harmless the Corporation on an after- tax basis for any such taxes imposed on any payment, distribution, issuance or delivery made or credited to them pursuant to these share provisions. (14) Book-Based System (a) Subject to the provisions of subparagraphs (b) and (c) of this paragraph (14) and notwithstanding the provisions of paragraphs (1) through (13) of these share provisions, the Series 16 Preferred Shares shall be evidenced by a single fully registered Global Certificate representing the aggregate number of Series 16 Preferred Shares issued by the Corporation which shall be held by, or on behalf of, the System Operator as custodian of the Global Certificate for the Participants and registered in the name of "CDS & Co." (or in such other name as the System Operator may use from time to time as its nominee for purposes of the Book-Based System), and registrations of ownership, transfers, surrenders and conversions of Series 16 Preferred Shares shall be made only through the Book-Based System. Accordingly, subject to subparagraph (c) of this paragraph (14), no beneficial holder of Series 16 Preferred Shares shall receive a certificate or other instrument from the Corporation or the System Operator evidencing such holder’s ownership thereof, and no such holder shall be shown on the records maintained by the System Operator except through a book-entry account of a Participant acting on behalf of such holder. (b) Notwithstanding the provisions of paragraphs (1) through (13), so long as the System Operator is the registered holder of the Series 16 Preferred Shares: (i) the System Operator shall be considered the sole owner of the Series 16 Preferred Shares for the purposes of receiving notices or payments on or in respect of the Series 16 Preferred Shares or the delivery of Series 15 Preferred Shares and certificates therefor upon the exercise of rights of conversion; and (ii) the Corporation, pursuant to the exercise of rights of redemption or conversion, shall deliver or cause to be delivered to the System Operator, for the benefit of the beneficial holders of the Series 16 Preferred Shares, the cash redemption price for the Series 16 Preferred Shares or certificates for Series 15 Preferred Shares against delivery to the Corporation’s account with the System Operator of such holders’ Series 16 Preferred Shares. (c) If the Corporation determines that the System Operator is no longer willing or able to discharge properly its responsibilities with respect to the Book-Based System and the Corporation is unable to locate a qualified successor or the Corporation elects, or is required by applicable law, to withdraw the Series 16 Preferred Shares from the Book-Based System, then subparagraphs (a) and (b) of this paragraph (14) shall no longer be applicable to the Series 16 Preferred Shares and the Corporation shall notify Book-Entry Holders through the System Operator of the occurrence of any such event or election and of the availability of Definitive Shares to Book-Entry Holders. Upon surrender by the System Operator of the Global Certificate to the transfer agent and registrar for the Series 16 Preferred Shares accompanied by registration instructions for re-registration, the Corporation shall execute and deliver Definitive Shares. The Corporation shall not be liable for any delay in delivering such instructions and may conclusively act and rely on and shall be protected in acting and relying on such instructions. Upon the issuance of Definitive Shares, the Corporation shall recognize the registered holders of such Definitive Shares and the Book-Entry Shares for which such Definitive Shares have been substituted shall be void and of no further effect. (d) The provisions of paragraphs (1) through (13) and the exercise of rights of redemption and conversion with respect to Series 16 Preferred Shares are subject to the provisions of this paragraph (14), and to the extent that there is any inconsistency or conflict between such provisions, the provisions of this paragraph (14) shall prevail. (15) Wire or Electronic Transfer of Funds Notwithstanding any other right, privilege, restriction or condition attaching to the Series 16 Preferred Shares, the Corporation may, at its option, make any payment due to registered holders of Series 16 Preferred Shares by way of a wire or electronic transfer of funds to such holders. If a payment is made by way of a wire or electronic transfer of funds, the Corporation shall be responsible for any applicable charges or fees relating to the making of such transfer. As soon as practicable following the determination by the Corporation that a payment is to be made by way of a wire or electronic transfer of funds, the Corporation shall provide a notice to the applicable registered holders of Series 16 Preferred Shares at their respective addresses appearing on the books of the Corporation. Such notice shall request that each applicable registered holder of Series 16 Preferred Shares provide the particulars of an account of such holder with a chartered bank in Canada to which the wire or electronic transfer of funds shall be directed. If the Corporation does not receive account particulars from a registered holder of Series 16 Preferred Shares prior to the date such payment is to be made, the Corporation shall deposit the funds otherwise payable to such holder in a special account or accounts in trust for such holder. The making of a payment by way of a wire or electronic transfer of funds or the deposit by the Corporation of funds otherwise payable to a holder in a special account or accounts in trust for such holder shall be deemed to constitute payment by the Corporation on the date thereof and shall satisfy and discharge all liabilities of the Corporation for such payment to the extent of the amount represented by such transfer or deposit.

(16) Amendments The provisions attaching to the Series 16 Shares may be deleted, varied, modified, amended or amplified by articles of amendment with such approval as may then be required by the Canada Business Corporations Act, with any such approval to be given in accordance with paragraph (11) and with any required approvals of any stock exchanges on which the Series 16 Shares may be listed. C. SECOND PREFERRED SHARES The Second Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set forth: Issue in Series 1. The directors of the Corporation may at any time and from time to time issue the Second Preferred Shares in one or more series, each series to consist of such number of shares as may before issuance thereof be determined by the directors. Provisions attaching to the Second Preferred Shares 2. The Second Preferred Shares of any series may have attached thereto rights, privileges, restrictions and conditions whether with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, the following kinds of rights, privileges, restrictions and conditions, namely with respect to: (a) the redemption and purchase of Second Preferred Shares by the Corporation; (b) sinking funds or funds for purchase or redemption of Second Preferred Shares; (c) payment of dividends on any other shares of the Corporation; (d) redemption, purchase or payment of any shares of the Corporation or any subsidiary of the Corporation; (e) the exercise by the Corporation of any election open to it to make any payments of corporation, income or other taxes; (f) subdivision, consolidation or reclassification of any shares of the Corporation; (g) borrowing by the Corporation or any subsidiary of the Corporation; (h) the creation or issue of any debt or equity securities by the Corporation or any subsidiary of the Corporation including the issue of any Second Preferred Shares in addition to the Second Preferred Shares at any time outstanding; (i) reduction of capital by the Corporation or any subsidiary of the Corporation; (j) retirement of notes, bonds or debentures or other indebtedness of the Corporation or any subsidiary of the Corporation; (k) conduct of the business of the Corporation or investment of its funds; (l) meetings of the holders of the Second Preferred Shares; and (m) the right of holders of Second Preferred Shares to convert or exchange such shares of any class of the Corporation into or for any other securities of the Corporation or into or for shares or securities of any other company. Directors' Resolution 3. The directors of the Corporation may, subject as hereinafter provided, by resolution fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of each series. Liquidation, Dissolution or Winding-Up 4. The Second Preferred Shares of all series shall rank junior to the First Preferred Shares with respect to priority in payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and will be subject in all respects to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class and to each series of First Preferred Shares.

Return of Capital 5. When any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the Second Preferred Shares of all series shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to payment of dividends, in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares if all such dividends were declared and paid in full in accordance with their terms, and the Second Preferred Shares shall participate rateably with all preferred shares, if any, which rank on a parity with the Second Preferred Shares with respect to repayment of capital, in respect of any return of capital in accordance with the sums which would be payable on the Second Preferred Shares and such other preferred shares on such return of capital if all sums so payable were paid in full in accordance with their terms. Preferences 6. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series, and shall be entitled to preference with respect to payment of dividends over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to payment of dividends and shall be entitled to preference with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary of involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs over the common shares and over any other shares ranking junior to the Second Preferred Shares with respect to repayment of capital and may also be given such other preferences not inconsistent with the provisions hereof over the common shares and over any other shares ranking junior to the Second Preferred Shares in any respect as may be determined in the case of each series of Second Preferred Shares authorized to be issued. Purchase for Cancellation 7. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series of Second Preferred Shares, the Corporation may at any time or times purchase for cancellation (if obtainable), out of capital or otherwise, the whole or any part of the Second Preferred Shares of any one or more series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the said series of Second Preferred Shares outstanding at the lowest price or prices at which in the opinion of the directors such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable, plus costs of purchase. If upon any invitation for tenders under the provisions of this section 7 more Second Preferred Shares of any particular series are tendered at a price or prices acceptable to the Corporation than the Corporation is willing to purchase, the Corporation will accept, to the extent required, the tenders submitted at the lowest price and then, if and as required, the tenders submitted at the next progressively higher prices and, if more shares are tendered at any such price than the Corporation is prepared to purchase, the shares tendered at that price will be purchased as nearly as may be pro rata (disregarding fractions) according to the number of Second Preferred Shares of such series so tendered by each of the holders of Second Preferred Shares who submitted tenders at that price. From and after the date of purchase of any Second Preferred Shares under the provisions of this section 7, the shares so purchased shall be cancelled.

Redemption 8. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, the Corporation, upon giving notice as hereinafter provided, may redeem out of capital or otherwise at any time the whole or from time to time any part of the then outstanding Second Preferred Shares of any one or more series on payment for each share of such price or prices as may at the time be applicable to such series. Subject as aforesaid, in case a part only of the then outstanding Second Preferred Shares of any particular series is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors or the transfer agent, if any, appointed by the Corporation in respect of the Second Preferred Shares of such series shall decide or, if the directors so determine, may be redeemed pro rata disregarding fractions. Procedure on Redemption 9. Subject to the provisions of the Canada Business Corporations Act and subject to the provisions relating to any particular series, in any case of redemption of Second Preferred Shares under the provisions of the foregoing section 8, the following provisions shall apply. The Corporation shall at least 30 days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Second Preferred Shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears in the securities register maintained by or for the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares to be redeemed the redemption price on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates for the Second Preferred Shares called for redemption. Such payment shall be made by cheque of the Corporation payable in lawful money of Canada at par at any branch of the Corporation's bankers for the time being in Canada. Such Second Preferred Shares shall thereupon be redeemed and shall be cancelled. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date so specified for redemption, the Second Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of such holders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Second Preferred Shares as aforesaid to deposit the redemption price of the shares so called for redemption, or of such of the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, to a special account in any chartered bank or any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Second Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Second Preferred Shares in respect whereof such deposits shall have been made shall be deemed to be redeemed and shall be cancelled and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them respectively. Rights to Subscribe to Other Securities 10. The holders of the Second Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized otherwise than in accordance with the conversion, exchange or other rights, if any, which may from time to time attach to any series of the Second Preferred Shares. Rights to Attend and Vote at Shareholders' Meetings 11. Subject to the Canada Business Corporations Act, and except as hereinafter provided, the holders of the Second Preferred Shares shall not be entitled to receive notice of or attend any meeting of the shareholders of the Corporation and shall not be entitled to any vote at any such meeting. The holders of any particular series of Second Preferred Shares will, if the directors so determine prior to the issuance of any such series, be entitled to such voting rights as may be determined by the directors if the Corporation fails to pay dividends on that series of Second Preferred Shares for any period as may be so determined by the directors. Amendments 12. The provisions of sections 1 to 11, inclusive, the provisions of this section 12 and the provisions of the following section 13 may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act. Sanction by Holders of Second Preferred Shares 13. The sanction of holders of the Second Preferred Shares or of any series of the Second Preferred Shares as to any and all matters referred to herein or as may otherwise be required by the Canada Business Corporations Act or the provisions relating to any particular series may, subject to the provisions applicable to such series, and subject to the Canada Business Corporations Act, be given by resolution passed at a meeting of such holders duly called and held for such purpose at which the holders of at least a majority of the outstanding Second Preferred Shares or series, as the case may be, are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares or series, as the case may be, represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Second Preferred Shares or series, as the case may be, are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than 15 days later and to such time and place as may be appointed by the chairman and at least ten days notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Second Preferred Shares present or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3 per cent of the Second Preferred Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Second Preferred Shares or series referred to in this section 13. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at every such original or adjourned meeting every holder of Second Preferred Shares shall be entitled to one vote in respect of each Second Preferred Share held.

SCHEDULE "B" RESTATED ARTICLES OF INCORPORATION TC ENERGY CORPORATION / CORPORATION TC ÉNERGIE (the "Corporation") Other Provisions Without in any way limiting the powers conferred upon the Corporation and its directors by the Canada Business Corporations Act, the Board of Directors of the Corporation may, without authorization of the shareholders, from time to time on behalf of the Corporation in such amounts and on such terms as it deems expedient: (a) borrow money upon the credit of the Corporation; (b) issue, reissue, sell or pledge debt obligations of the Corporation; (c) give guarantees on behalf of the Corporation to secure performance of an obligation to any person; and (d) charge, mortgage, hypothecate, pledge or otherwise create or grant any form of security interest in, all or any real or personal, movable or immovable, property of the Corporation, currently owned or subsequently acquired, including book debts, rights, powers, franchises and undertaking, to secure any debt, obligation or any money borrowed or other debt or liability of the Corporation. The Board of Directors may delegate to such one or more of the directors, a committee of directors or officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by the foregoing provisions to such extent and in such manner as the Board shall determine at the time of each such delegation. In addition to any power the directors may have pursuant to the Canada Business Corporations Act to fill vacancies among their number, but subject to the maximum number of directors provided for in the articles, the directors may appoint up to two additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided such appointments shall not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. Meetings of shareholders of the Corporation may be held outside Canada at any of the following places: Chicago, Illinois; Boston, Massachusetts; New York, New York; Washington, D.C.; Denver, Colorado; Houston, Texas; San Francisco, California; Los Angeles, California; Atlanta, Georgia; Tampa, Florida; Orlando, Florida; and Seattle, Washington. The Corporation may use its name in either the English form, the French form or a combination of the English and the French form in any jurisdiction.